UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LUCAS ENERGY, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	1311	98-0417780
(State of Incorporation)	(Primary Standard Industrial Code No.)	(IRS Employer Identification No.)

3000 Richmond Avenue, Suite 400

Houston, TX 77040

(713) 528 - 1881

(Address and telephone number of principal executive offices)

Empire Stock Transfer, Inc.

2470 St. Rose Parkway, Suite 304

Henderson, NV 89074

(702) 818-5898

(Name, address and telephone number of agent for service)

Copies to:

Christopher H. Dieterich

Dieterich & Mazarei, LP

11300 West Olympic Blvd., Suite 800

Los Angeles, California 90064

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Security (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, $.001 par value (2)	2,000,000	$ 1.55	$ 3,100,000	$ 392.77
Common stock, $.001 par value (3)	2,000,000	$ 1.55	$ 3,100,000	$ 392.77
Common stock, $.001 par value (4)	681,938	$ 1.55	$ 1,057,004	$ 133.92
Common stock, $.001 par value (5)	990,000	$ 1.55	$ 1,534,500	$ 194.42

Total	5,671,938	$ 1.55	$ 8,791,504	$ 1,113.88

____________

(1)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the OTC Bulletin Board on November 20, 2007, which was $ 1.55 per share.

(2)

Represents 2,000,000 shares of common stock that were issued in a private placement on 2007.

(3)

Represents 2,000,000 shares underlying warrants issued in a private placement on 2007.

(4)

 Represents shares issued in a private placement in 2006. .

(5)

Represents shares underlying warrants issued to brokerage firms and consultants associated with the 2007 placement of our common stock and warrants.

The registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED ___________

PROSPECTUS

LUCAS ENERGY, INC.

Up to 2,681,938 Shares of Common Stock

Up to 2,990,000 Shares of Warrants to Purchase Common Stock

We are registering up to 2,681,938 shares of Common Stock and 2,990,000 shares underlying Warrants to Purchase our Common Stock on behalf of the existing holders of our warrants; and certain other holders of our Common Stock more particularly described under the heading “Selling Stockholders.”  We will not receive any proceeds from this offering; however, we may receive proceeds from the exercise of warrants.  We will bear all costs associated with this registration other than any selling stockholder’s legal or accounting costs or commissions.

Our common stock is currently quoted on the Over-The-Counter Bulletin Board under the symbol LUCE.OB. The last reported sales price for our common stock on November 20, 2007, was $ 1.55 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY.  RISK FACTORS ASSOCIATED WITH THESE SECURITIES CAN BE FOUND ON PAGE 7 IN THE SECTION TITLED “RISK FACTORS.”  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AND EXCHANGE COMMISSION NOR HAS ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this Prospectus is not complete and may be changed. This Prospectus is included in the Registration Statement that was filed by Lucas Energy, Inc. with the Securities and Exchange Commission. The selling stockholders may not sell these securities until the registration statement becomes effective or an exemption to registration becomes available. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this Prospectus is November 20, 2007.

TABLE OF CONTENTS

Page

PROSPECTUS SUMMARY	1

RISK FACTORS	5

USE OF PROCEEDS	13

SELLING STOCKHOLDERS	14

PLAN OF DISTRIBUTION	22

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	23

CAPITALIZATION	24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	24

BUSINESS	29

DESCRIPTION OF PROPERTY	34

LEGAL PROCEEDINGS	37

MANAGEMENT	37

EXECUTIVE COMPENSATION	39

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	40

BENEFICIAL SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS	40

DESCRIPTION OF SECURITIES	41

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	42

LEGAL MATTERS	42

EXPERTS	42

AVAILABLE INFORMATION	42

Index to Financial Statements	F-1

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS.  WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS.  NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS.  THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN THE SECURITIES. BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE “RISK FACTORS” SECTION, THE FINANCIAL STATEMENTS AND THE NOTES TO THE FINANCIAL STATEMENTS. AS USED THROUGHOUT THIS PROSPECTUS, THE TERMS “LUCAS,” “WE,” “US,” AND “OUR” REFER TO LUCAS ENERGY, INC.

Special Note Regarding Forward-Looking Statements

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.  In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms by other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

The Company

Lucas Energy, Inc., through its consolidated operations, is an independent oil and gas company focused on building and revitalizing a diversified portfolio of oil and gas production assets located in the State of Texas. We seek to acquire underperforming oil and gas assets that we believe we can revitalize in a short period of time.

Our main source of revenue comes from the sale of the crude oil that we extract from our wells.  We also derive some ancillary revenue from natural gas sales related to our existing producing oil wells.

The main costs associated with our business are related to oil and gas property acquisition, initial well revitalization and ongoing lease operating expenses.  Typical lease acquisition and revitalization cost per well is $250,000 ($60,000 pumping unit; $90,000 in-ground well equipment; and $100,000 intangible drilling costs, which includes, among other things, costs of labor, chemical treatments, rental tools and equipment, water hauling, insurance, on-site geology and overhead).  The revitalization of wells allows short term cash increases while holding the lease for additional future development.

The business is conducted through our wholly-owned operating subsidiary, Lucas Energy Resources, Inc., which was incorporated on April 6, 2005 in Nevada.  Lucas Energy Resources was formed by our senior executive officers in 2004 in order to capitalize on the increasing availability of opportunistic acquisitions in the energy sector.  We believe that the continuing divestiture of mature assets held by large companies has created an opportunity to acquire undervalued properties with significant upside potential.

Since May 2005, we have completed a several acquisitions, such that we currently own leases on 34 oil and gas wells located throughout three counties in Texas.  Our monthly production, as measured in barrels of oil, has increased from approximately 1,000 barrels per month in December 2005 to over 2,300 barrels per month in September 2007.

 Since inception, we have been successful at reducing our average lifting cost from over $14.00 per barrel to below $10.00 per barrel for our year ending March 31, 2007.

On June 16, 2006, we completed a reverse merger with a publicly-traded development stage company, Panorama Investments Corp. (OTCBB: PIVC, “Panorama”).  Prior to the merger, we were a privately-held company with less than 20 shareholders.  In the business combination transaction, the preferred and common equity shareholders of our private predecessor company were issued 80% of the total outstanding shares of Panorama in exchange for their stock of the private company.

Our principal office is located at 3000 Richmond Avenue, Suite 400 Houston, Texas 77040.  Our phone number is (713) 528-1881. We also maintain an executive office at 520 South El Camino Real #423 San Mateo, California 94402.

Our phone number is (650) 343-4535. Our principal operating subsidiary has been granted a Certificate of Authority to transact business in the state of Texas and is a bonded operator with the Texas Railroad Commission.

Business Strategy:

Acquisitions are a core part of our growth strategy.  The majority of the acquisition proposals and candidates that we review are sourced directly by our senior management or specialized third-party consultants with local area knowledge.  We focus on well acquisitions in which we estimate (a) our total revitalization cost will be less than $250,000 per well, (b) our related payback periods will be less than 12 months and (c) our projected internal rate of return on capital invested will exceed 40%.

We focus on acquiring shut-in wells that we believe have been overlooked by larger companies and have a high probability of responding to our revitalization process.  We seek opportunities to acquire mature oil fields that have 30 to 50% of original oil in place. These fields typically have lost some or all of the reservoir pressure required to drive the oil through the overlying rock and sand and into the well bores of the producing wells, or have experienced mechanical problems.  We believe we have standardized a process that enables us to quickly restore oil production as well as increase production yield.

We use creative financing arrangements in our acquisitions.  We employ a wide variety of financing structures to acquire assets, including payment of cash and/or stock consideration, seller financing, and royalty fee arrangements.  Since becoming a publicly-traded company in June 2006, we have placed a greater emphasis on using our common stock as a form of consideration.

We seek to maintain low overhead cost structure while we remain focused on growing our portfolio. For the past nine consecutive quarters since inception, we have achieved positive net income and have retained our earnings in order to grow our portfolio. Compensation for management has been determined by the compensation committee led by an outside director.

The Offering

Common stock outstanding before offering	40,279,406 shares
Common Stock offered by selling stockholders	Up to 2,681,938 shares.(1)
Common stock to be outstanding after the offering if warrants are exercised	Up to 43,269,406 shares.(2)
Use of proceeds

The Selling Stockholders will receive all of the proceeds from the sale of the shares offered for sale by them under this prospectus.  We will not receive any proceeds from the resale of shares by the Selling Stockholders covered by this prospectus.  We will receive proceeds from the exercise of warrants outstanding if such warrants are exercised.  In that case, we could receive a maximum of $ 5,980,000, which would be used for working capital and general corporate purposes.

Risk Factors

An investment in our common shares involves a high degree of risk and our common shares should not be purchased by anyone who cannot afford the loss of their entire investment.  Prospective purchasers of the shares of our Common Stock should carefully review and consider the factors set forth under “Risk Factors” beginning on page 7 as well as other information in this document, before purchasing any of the shares of our Common Stock.

OTC Bulletin Board Trading Symbol

LUCE.OB

There can be no assurance that an active trading market will be sustained.  As a result, an investor may find it difficult to dispose of, or to obtain adequate quotations as to the price of the shares of our Common Stock.

______________

(1)

See “Selling Stockholders” for detail.

(2)

Represents 2,000,000 shares underlying warrants issued in a private placement on 2007 and 990,000 shares underlying warrants issued to brokerage firms and consultants associated with the 2007 placement of our common stock and warrants.

Summary Financial Information

The following tables present certain summary financial information for the Company. The data should be read in conjunction with the historical financial statements, including the notes thereto, and other financial information concerning the Company included in this Prospectus.

Lucas Energy, Inc.

As of:	Fiscal Year Ended March 31, 2007 (audited)	Six Months Ending September 30, 2007 (unaudited)
Total Assets	$ 10,425,990	$ 20,538,817
Liabilities	$ 2,981,977	$ 1,565,559
Stockholders’ Equity	$ 7,444,013	$ 18,973,258
Net Book Value	$ 7,444,013	$ 18,973,258

For the period ended:	Fiscal Year Ended March 31, 2007 (audited)	Fiscal Year Ended March 31, 2006 (audited)	Six months ended September 30, 2007 (unaudited)	Six months ended September 30, 2006 (unaudited)
Revenue	$ 1,330,084	$ 302,500	$ 936,487	$ 548,421
Expenses	$ 675,302	$ 227,053	$ 767,225	$ 314,282
Income for the period	$ 322,128	$ 62,316	$ 87,262	$ 183,471
Income per share	$ 0.01	$ 0.00	$ 0.00	$ 0.01

Plan of Distribution

The Selling Stockholders will receive all of the proceeds from the sale of the shares offered for sale by them under this prospectus.  We will not receive any proceeds from the resale of shares by the Selling Stockholders covered by this prospectus.  The offering of our shares of common stock is being made by certain of our stockholders who wish to sell their shares.  Sales of our Common Stock may be made by the Selling Stockholders in the open market or in privately negotiated transactions and at fixed or negotiated prices.  We will receive proceeds from the exercise of warrants outstanding if such warrants are exercised.  In that case, we could receive a maximum of $ 5,980,000, which would be used for working capital and general corporate purposes.

RISK FACTORS

An investment in our common stock involves a number of risks.  These risks include those described in this confidential private placement memorandum and others we have not anticipated or discussed.  Before you purchase the Securities you should carefully consider the information about risks identified below, as well as the information about risks stated in other parts of this memorandum and in our filings with the Commission that we have incorporated by reference in this memorandum.  Any of the risks discussed below or elsewhere in this memorandum or in our Commission filings, and other risks we have not anticipated or discussed, could have a material impact on our business, results of operations, and financial condition.  As a result, they could have an impact on our ability to pay any amounts due with respect to the Securities, or our stock price.

Risks Relating to Our Business

We have a limited operating history, and we may not be able to operate profitably in the near future, if at all.

We have a limited operating history. Businesses, which are starting up or in their initial stages of development, present substantial business and financial risks and may suffer significant losses from which they cannot recover. We will face all of the challenges of a new business enterprise, including but not limited to, locating suitable office space, engaging the services of qualified support personnel and consultants, establishing budgets and implementing appropriate financial controls and internal operating policies and procedures. We will need to attract and retain a number of key employees and other service personnel.

We have limited operating capital.

We have sufficient capital for current operations through our cash position and current cash flow. However to continue growth and to fund our expansion plans we will require additional financing.. The amount of capital available to us is limited, and may not be sufficient to enable us to fully execute our growth plans without additional fund raising. Additional financing may be required to meet our objectives and provide more working capital for expanding our development and marketing capabilities and to achieve our ultimate plan of expansion and full scale of operations.  There can be no assurance that we will be able to obtain such financing on attractive terms, if at all. We have no firm commitments for additional cash funding beyond the proceeds of the recently completed private placement.

We do not intend to pay dividends to our shareholders.

We do not currently intend to pay cash dividends on our common stock and do not anticipate paying any dividends at any time in the foreseeable future. At present, we will follow a policy of retaining all of our earnings, if any, to finance development and expansion of our business.

Our officers and directors have limited liability, and we are required in certain instances to indemnify our officers and directors for breaches of their fiduciary duties.

We have adopted provisions in our Articles of Incorporation and Bylaws which limit the liability of our officers and directors and provide for indemnification by us of our officers and directors to the full extent permitted by Nevada corporate law. Our articles generally provide that our officers and directors shall have no personal liability to us or our shareholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit our shareholders' ability to hold officers and directors liable for breaches of fiduciary duty, and may require us to indemnify our officers and directors.

We face intense competition.

We compete against many other energy companies, some of which have considerably greater resources and abilities. These competitors may have greater marketing and sales capacity, established distribution networks, significant goodwill and global name recognition.

We depend significantly upon the continued involvement of our present management.

Our success depends to a significant degree upon the involvement of our management, who are in charge of our strategic planning and operations. We may need to attract and retain additional talented individuals in order to carry out our business objectives.  The competition for such persons could be intense and there are no assurances that these individuals will be available to us.

Our business is subject to extensive regulation.

As many of our activities are subject to federal, state and local regulation, and as these rules are subject to constant change or amendment, there can be no assurance that our operations will not be adversely affected by new or different government regulations, laws or court decisions applicable to our operations.

Government regulation and liability for environmental matters may adversely affect our business and results of operations.

Crude oil and natural gas operations are subject to extensive federal, state and local government regulations, which may be changed from time to time. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of crude oil and natural gas wells below actual production capacity in order to conserve supplies of crude oil and natural gas. There are federal, state and local laws and regulations primarily relating to protection of human health and the environment applicable to the development, production, handling, storage, transportation and disposal of crude oil and natural gas, byproducts thereof and other substances and materials produced or used in connection with crude oil and natural gas operations. In addition, we may inherit liability for environmental damages caused by previous owners of property we purchase or lease. As a result, we may incur substantial liabilities to third parties or governmental entities. We are also subject to changing and extensive tax laws, the effects of which cannot be predicted. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on us.

The crude oil and natural gas reserves we will report in our SEC filings will be estimates and may prove to be inaccurate.

There are numerous uncertainties inherent in estimating crude oil and natural gas reserves and their estimated values. The reserves we will report in our filings with the SEC will only be estimates and such estimates may prove to be inaccurate because of these uncertainties. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable crude oil and natural gas reserves depend upon a number of variable factors, such as historical production from the area compared with production from other producing areas and assumptions concerning effects of regulations by governmental agencies, future crude oil and natural gas prices, future operating costs, severance and excise taxes, development costs and work-over and remedial costs. Some or all of these assumptions may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of crude oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers but at different times may vary substantially. Accordingly, reserve estimates may be subject to downward or upward adjustment. Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

Crude oil and natural gas development, re-completion of wells from one reservoir to another reservoir, restoring wells to production and drilling and completing new wells are speculative activities and involve numerous risks and substantial and uncertain costs.

Our growth will be materially dependent upon the success of our future development program. Drilling for crude oil and natural gas and reworking existing wells involves numerous risks, including the risk that no commercially productive crude oil or natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors beyond our control, including:

•

unexpected drilling conditions;

•

pressure or irregularities in formations;

•

equipment failures or accidents;

•

inability to obtain leases on economic terms, where applicable;

•

adverse weather conditions;

•

compliance with governmental requirements; and

•

shortages or delays in the availability of drilling rigs or crews and the delivery of equipment.

Drilling or reworking is a highly speculative activity. Even when fully and correctly utilized, modern well completion techniques such as hydraulic fracturing and horizontal drilling do not guarantee that we will find crude oil and/or natural gas in our wells. Hydraulic fracturing involves pumping a fluid with or without particulates into a formation at high pressure, thereby creating fractures in the rock and leaving the particulates in the fractures to ensure that the fractures remain open, thereby potentially increasing the ability of the reservoir to produce oil or gas. Horizontal drilling involves drilling horizontally out from an existing vertical well bore, thereby potentially increasing the area and reach of the well bore that is in contact with the reservoir. Our future drilling activities may not be successful and, if unsuccessful, such failure would have an adverse effect on our future results of operations and financial condition. We cannot assure you that our overall drilling success rate or our drilling success rate for activities within a particular geographic area will not decline. We may identify and develop prospects through a number of methods, some of which do not include lateral drilling or hydraulic fracturing, and some of which may be unproven. The drilling and results for these prospects may be particularly uncertain. Our drilling schedule may vary from our capital budget. The final determination with respect to the drilling of any scheduled or budgeted prospects will be dependent on a number of factors, including, but not limited to:

•

the results of previous development efforts and the acquisition, review and analysis of data;

•

the availability of sufficient capital resources to us and the other participants, if any, for the drilling of the prospects;

•

the approval of the prospects by other participants, if any, after additional data has been compiled;

•

economic and industry conditions at the time of drilling, including prevailing and anticipated prices for crude oil and natural gas and the availability of drilling rigs and crews;

•

our financial resources and results;

•

the availability of leases and permits on reasonable terms for the prospects; and

•

the success of our drilling technology.

We cannot assure you that these projects can be successfully developed or that the wells discussed will, if drilled, encounter reservoirs of commercially productive crude oil or natural gas. There are numerous uncertainties in estimating quantities of proved reserves, including many factors beyond our control.

Crude oil and natural gas prices are highly volatile in general and low prices will negatively affect our financial results.

Our revenues, operating results, profitability, cash flow, future rate of growth and ability to borrow funds or obtain additional capital, as well as the carrying value of our properties, are substantially dependent upon prevailing prices of crude oil and natural gas. Lower crude oil and natural gas prices also may reduce the amount of crude oil and natural gas that we can produce economically. Historically, the markets for crude oil and natural gas have been very volatile, and such markets are likely to continue to be volatile in the future. Prices for crude oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, including:

        -      worldwide and domestic supplies of crude oil and natural gas;

        -      the level of consumer product demand;

        -      weather conditions;

        -      domestic and foreign governmental regulations;

        -      the price and availability of alternative fuels;

        -      political instability or armed conflict in oil producing regions;

        -      the price and level of foreign imports; and

        -      overall domestic and global economic conditions.

It is extremely difficult to predict future crude oil and natural gas price movements with any certainty. Declines in crude oil and natural gas prices may materially adversely affect our financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Further, oil and gas prices do not move in tandem.

We will not be able to develop our reserves or make acquisitions if we are unable to generate sufficient cash flow or raise capital

We will be required to make substantial capital expenditures to develop our existing reserves and to discover new oil and gas reserves. Historically, we have financed these expenditures primarily with proceeds from the sale of debt and equity securities. In order to acquire additional business interests, we may have to raise additional funds. We may also make offers to acquire oil and natural gas properties in the ordinary course of our business. If these offers are accepted, our capital needs may increase substantially.

We have arrangements for significant financing but we can provide no assurance that we will be able to obtain the additional required financing when needed.  Obtaining additional financing will be subject to the following factors:

                -    market conditions;

                -    investor acceptance of potential business assets; and

                -    investor sentiment.

These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are not successful in achieving financing in the amount necessary to meet our present obligations in connection with the oil and gas interests that we have acquired or business interests that we may acquire, implementation of our business plan may fail or be delayed.

We do not control all of our operations

We do not operate all of our properties and we therefore have limited influence over the testing, drilling and production operations of on those properties. Our lack of control could result in the following:

            -        the operator might initiate exploration or development on a faster or slower pace than we prefer;

            -        the operator might propose to drill more wells or build more facilities on a project than we have funds for or that we deem appropriate, which could mean that we are unable to participate in the project or share in the revenues generated by the project even though we paid our share of exploration costs, and we could have our working interest ownership in the related lands and petroleum reserves reduced as a result of our failure to participate in development expenditures; and

            -    if an operator refuses to initiate a project, we might be unable to pursue the project.

Any of these events could materially reduce the value of those properties.

Information in this prospectus regarding our future exploration and development projects reflects our current intent and is subject to change

Our current exploration and development plans are described in this prospectus. Whether we ultimately undertake an exploration or development project will depend on the following factors:

—

availability and cost of capital;

—

receipt of additional seismic data or the reprocessing of existing data;

—

current and projected oil or natural gas prices;

—

the costs and availability of drilling rigs and other equipment supplies and personnel necessary to conduct these operations on some of our properties;

—

success or failure of activities in similar areas;

—

changes in the estimates of the costs to complete the projects;

—

our ability to attract other industry partners to acquire a portion of the working interest to reduce costs and exposure to risks; and

—

decisions of our joint working interest owners and partners.

We will continue to gather data about our projects and it is possible that additional information will cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects might change.

We may be unable to access our properties or conduct our operations due to surface conditions, causing us not to be able to drill or otherwise conduct planned operations.

Our exploitation and development of oil and natural gas reserves depends upon access to the areas where our operations are to be conducted. We conduct a portion of our operations in northern regions where we are only able to do so on a seasonal basis. Unless the surface is sufficiently frozen, we are unable to access our properties, drill or otherwise conduct our operations as planned. In addition, if the surface thaws earlier than expected, we must cease our operations for the season earlier than planned. Our operations are affected by road bans imposed from time to time during the break-up and thaw period in the spring. Road bans are also imposed due to snow, mud and rock slides and periods of high water, which can restrict access to our well sites and production facility sites. In recent years, winters in our northern operating areas have been warmer than normally experienced and, as a result, our operating seasons have been shorter than in the past. Our inability to access our properties or to conduct our operations as planned will result in a shutdown or slow down of our operations, which will adversely affect our business.

Risks Related To Share Ownership

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.

Many factors could cause the market price of our common stock to rise and fall, including:

-	actual or anticipated variations in our quarterly results of operations;
-	changes in market valuations of companies in our industry;
-	changes in expectations of future financial performance;
-	fluctuations in stock market prices and volumes;
-	issuances of common stock or other securities in the future;
-	the addition or departure of key personnel;
-	announcements by us or our competitors of acquisitions, investments or strategic alliances; and
-	the increase or decline in the price of oil and natural gas.

It is possible that the proceeds from sales of our common stock may not equal or exceed the prices you paid for it plus the costs and fees of making the sales.

Substantial sales of our common stock, or the perception that such sales might occur, could depress the market price of our common stock.

We cannot predict whether future issuances of our common stock or resales in the open market will decrease the market price of our common stock. The impact of any such issuances or resales of our common stock on our market price may be increased as a result of the fact that our common stock is thinly, or infrequently, traded.  The exercise of any options or the vesting of any restricted stock that we may grant to directors, executive officers and other employees in the future, the issuance of common stock in connection with acquisitions and other issuances of our common stock could have an adverse effect on the market price of our common stock. In addition, future issuances of our common stock may be dilutive to existing shareholders. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could lower the market price of our common stock.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

Provisions in our certificate of incorporation and by-laws and provisions of Nevada law could delay, defer or prevent an acquisition or change in control of us or otherwise adversely affect the price of our common stock.  Nevada law also contains certain provisions that may have an anti-takeover effect and otherwise discourage third parties from effecting transactions with us.

Our common stock is considered "penny stock" securities under Exchange Act rules, which may limit the marketability of our securities.

Our securities are considered low-priced or "designated" securities under rules promulgated under the Exchange Act. Under these rules, broker/dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker/dealer's duties, the customer's rights and remedies, certain market and other information, and make a suitability determination approving the customer for low-priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker/dealers must also disclose these restrictions in writing to the customer and obtain specific written consent of the customer, and provide monthly account statements to the customer. The likely effect of these restrictions is a decrease in the willingness of broker/dealers to make a market in the stock, decreased liquidity of the stock and increased transaction costs for sales and purchases of the stock as compared to other securities.

IN ADDITION TO THE RISK FACTORS SET FORTH ABOVE, THE COMPANY IS SUBJECT TO NUMEROUS OTHER RISKS SPECIFIC TO THE PARTICULAR BUSINESS OF THE COMPANY, AS WELL AS  GENERAL BUSINESS RISK. INVESTORS ARE URGED TO CONSIDER ALL OF THE RISKS INHERENT IN THE COMPANY'S SECURITIES PRIOR TO PURCHASING OR MAKING AN INVESTMENT DECISION. THE COMPANY'S SECURITIES ARE HIGHLY SPECULATIVE AND INVOLVE A VERY HIGH DEGREE OF RISK.

Competition

We are in direct competition with numerous oil and natural gas companies, drilling and income programs and partnerships exploring various areas of the Texas and elsewhere competing for properties.  Many competitors are large, well-known oil and gas and/or energy companies, although no single entity dominates the industry.  Many of our competitors possess greater financial and personnel resources enabling them to identify and acquire more economically desirable energy producing properties and drilling prospects than us. Additionally, there is competition from other fuel choices to supply the energy needs of consumers and industry.  Management believes that there exists a viable market place for smaller producers of natural gas and oil.

Government Regulation

In the United States, legislation affecting the oil and gas industry has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous federal, state and local departments and agencies have issued extensive rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. These laws and regulations have a significant impact on oil and gas drilling, gas processing plants and production activities, increasing the cost of doing business and, consequently, affect profitability. Inasmuch as new legislation affecting the oil and gas industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, Lucas Energy may be unable to predict the future cost or impact of complying with these laws and regulations. Lucas Energy considers the cost of environmental protection a necessary and manageable part of its business. Lucas Energy has been able to plan for and comply with new environmental initiatives without materially altering its operating strategies.

Exploration and Production.

Lucas Energy's operations are subject to various types of regulation at the federal, state and local levels. These regulations include requiring permits for the drilling wells; maintaining prevention plans; submitting notification and receiving permits related to the presence, use and release of certain materials incidental to oil and gas operations; and regulating the location of wells, the method of drilling and casing wells, the use, transportation, storage and disposal of fluids and materials used in connection with drilling and production activities, surface plugging and abandoning of wells and the transporting of production. Lucas Energy's operations are also subject to various conservation matters, including the number of wells which may be drilled in a unit, and the unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases, which may make it more difficult to develop oil and gas properties. In addition state conservation laws establish maximum rates of production oil and gas wells, generally limit the venting or flaring of gas, and impose certain requirements regarding the ratable purchase of production. The effect of these regulations is to limit the amounts of oil and gas Lucas Energy can produce from its wells and to limit the number of wells or the locations at which Lucas Energy can drill.

Environmental.

Our exploration, development, and production of oil and gas, including our operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. Such laws and regulations can increase the costs of planning, designing, installing and operating oil and gas wells. Our domestic activities are subject to a variety of environmental laws and regulations, including but not limited to, the Oil Pollution Act of 1990 ("OPA"), the Clean Water Act ("CWA"), the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Resource Conservation and Recovery Act ("RCRA"), the Clean Air Act ("CAA"), and the Safe Drinking Water Act ("SDWA"), as well as state regulations promulgated under comparable state statutes. We are also subject to regulations governing the handling, transportation, storage, and disposal of naturally occurring radioactive materials that are found in our oil and gas operations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking certain activities, limit or prohibit other activities because of protected areas or species, and impose substantial liabilities for cleanup of pollution.

Under the OPA, a release of oil into water or other areas designated by the statute could result in the company being held responsible for the costs of remediating such a release, certain OPA specified damages, and natural resource damages. The extent of that liability could be extensive, as set forth in the statute, depending on the nature of the release. A release of oil in harmful quantities or other materials into water or other specified areas could also result in the company being held responsible under the CWA for the costs of remediation, and civil and criminal fines and penalties.

CERCLA and comparable state statutes, also known as "Superfund" laws, can impose joint and several and retroactive liability, without regard to fault or the legality of the original conduct, on certain classes of persons for the release of a "hazardous substance" into the environment. In practice, cleanup costs are usually allocated among various responsible parties. Potentially liable parties include site owners or operators, past owners or operators under certain conditions, and entities that arrange for the disposal or treatment of, or transport hazardous substances found at the site. Although CERCLA, as amended, currently exempts petroleum, including but not limited to, crude oil, gas and natural gas liquids from the definition of hazardous substance, our operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA. Furthermore, there can be no assurance that the exemption will be preserved in future amendments of the act, if any.

RCRA and comparable state and local requirements impose standards for the management, including treatment, storage, and disposal of both hazardous and non-hazardous solid wastes. We generate hazardous and non-hazardous solid waste in connection with its routine operations. From time to time, proposals have been made that would reclassify certain oil and gas wastes, including wastes generated during drilling, production and pipeline operations, as "hazardous wastes" under RCRA which would make such solid wastes subject to much more stringent handling, transportation, storage, disposal, and clean-up requirements. This development could have a significant impact on our operating costs. While state laws vary on this issue, state initiatives to further regulate oil and gas wastes could have a similar impact. Because oil and gas exploration and production, and possibly other activities, have been conducted at some of our properties by previous owners and operators, materials from these operations remain on some of the properties and in some instances require remediation. In addition, in certain instances we have agreed to indemnify sellers of producing properties from which we have acquired reserves against certain liabilities for environmental claims associated with such properties. While we do not believe that costs to be incurred by us for compliance and remediating previously or currently owned or operated properties will be material, there can be no guarantee that such costs will not result in material expenditures.

Additionally, in the course of our routine oil and gas operations, surface spills and leaks, including casing leaks, of oil or other materials occur, and we incur costs for waste handling and environmental compliance. Moreover, we are able to control directly the operations of only those wells for which we act as the operator. Management believes that the company is in substantial compliance with applicable environmental laws and regulations.

We do not anticipate being required in the near future to expend amounts that are material in relation to our total capital expenditures program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, we are unable to predict the ultimate cost of compliance. There can be no assurance that more stringent laws and regulations protecting the environment will not be adopted or that we will not otherwise incur material expenses in connection with environmental laws and regulations in the future.

Occupational Health and Safety. Lucas Energy is also subject to laws and regulations concerning occupational safety and health. Due to the continued changes in these laws and regulations, and the judicial construction of many of them, Lucas Energy is unable to predict with any reasonable degree of certainty its future costs of complying with these laws and regulations. Lucas Energy considers the cost of safety and health compliance a necessary and manageable part of its business. Lucas Energy has been able to plan for and comply with new initiatives without materially altering its operating strategies.

Lucas Energy is subject to certain laws and regulations relating to environmental remediation activities associated with past operations, such as the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and similar state statutes. In response to liabilities associated with these activities, accruals have been established when reasonable estimates are possible. Such accruals primarily include estimated costs associated with remediation. Lucas Energy has used discounting to present value in determining its accrued liabilities for environmental remediation or well closure, but no material claims for possible recovery from third party insurers or other parties related to environmental costs have been recognized in Lucas Energy's financial statements. Lucas Energy adjusts the accruals when new remediation responsibilities are discovered and probable costs become estimable, or when current remediation estimates must be adjusted to reflect new information.

Taxation

The operations of the Company, as is the case in the petroleum industry generally, are significantly affected by federal tax laws. Federal, as well as state, tax laws have many provisions applicable to corporations which could affect the future tax liability of the Company.

Commitments and Contingencies

Lucas Energy is liable for future restoration and abandonment costs associated with its oil and gas properties. These costs include future site restoration, post closure and other environmental exit costs. The costs of future restoration and well abandonment have not been determined in detail. State regulations require operators to post bonds that assure that well sites will be properly plugged and abandoned. Each state in which Lucas Energy operates requires a security bond varying in value from state to state and depending on the number of wells that Lucas Energy operates. Management views this as a necessary requirement for operations within each state and does not believe that these costs will have a material adverse effect on its financial position as a result of this requirement.

Forward-Looking Statements

Information in this prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” “anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements. Among the key factors that have a direct bearing on our results of operations are the effects of various governmental regulations, the fluctuation of our direct costs and the costs and effectiveness of our operating strategy.

USE OF PROCEEDS

The Selling Stockholders will receive all of the proceeds from the sale of the shares offered for sale by them under this prospectus.  We will not receive any proceeds from the resale of shares by the Selling Stockholders covered by this prospectus.  We will receive proceeds from the exercise of warrants outstanding if such warrants are exercised by cash exercise.  In that case, we could receive a maximum of $ 5,549,238, which would be used for working capital and general corporate purposes.

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the selling stockholders are, in large part, issuable upon exercise of the accompanying warrants.  For additional information regarding the issuance of those and warrants, see “warrants” below.  We are registering the shares of Common Stock in order to permit the selling stockholders to offer the shares for resale from time to time.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the selling stockholders. The second column lists the number of shares of Common Stock beneficially owned by each selling stockholder, as of October 1, 2007, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.  The third column lists the shares of Common Stock being offered by this prospectus by each selling stockholder.

This prospectus generally covers the resale of at least 12.96% of the number of shares of Common Stock issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC.  The last column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

			Number of Registered Shares Beneficially Owned and Percent of Total Issued and Outstanding if All Shares Registered are Sold(1)
Selling Stockholder	Common Shares Beneficially Owned Prior to Offering (1)	# of Common Shares to be Registered and Offered Pursuant to this Prospectus	# of Shares	% of Class

Gretchen Lott	129,893	129,893	129,893	0.30%
Dale Konrad	108,244	108,244	108,244	0.25%
Ken Miller	108,244	108,244	108,244	0.25%
Brian Fraser	54,122	54,122	54,122	0.13%
Tim Murphy	43,298	43,298	43,298	0.10%
Ty Dureakas	108,244	108,244	108,244	0.25%
Robert Trabert	129,893	129,893	129,893	0.30%

Total	681,938	681,938	681,938	1.58%

(1)

The total number of shares issued and outstanding, 43,269,406, represents the number of shares outstanding if all 2,990,000 shares of warrants are exercised.

			Number of Registered Warrant Shares Beneficially Owned and Percent of Total Issued and Outstanding if All Shares Registered are Sold(1)
Selling Stockholder	Warrant Shares Beneficially Owned Prior to Offering	# of Warrant Shares to be Registered and Offered Pursuant to this Prospectus	# of Shares	% of Class
Westminster Securities Corporation 100 Wall Street, 7th Floor New York, New York 10005	85,137	85,137	85,137	0.20%
Erik Warren 24 Adela Court Yorktown Heights, New York 10598	20,000	20,000	20,000	0.05%
Todd Rowley 276 5th Avenue Brooklyn, New York 11215	44,000	44,000	44,000	0.10%
Cody Corrubia 100 Wall Street, 7th Floor New York, New York 10005	94,113	94,113	94,113	0.22%
Viewpoint Securities 322 8th Street, Suite 105 Del Mar, California 92014	96,612	96,612	96,612	0.22%
Roger Levine 3954 Los Arabis Drive Lafayette, California 94549	50,000	50,000	50,000	0.12%
Paul DiFrancesco 888 Prospect Street, Suite 210 La Jolla, California 92037	329,323	329,323	329,323	0.76%
Yaman Sencan	30,434	30,434	30,434	0.08%
JMP Securities, LLC. 600 Montgomery Street, Suite 1100 San Francisco, CA 94111 Attn: Stephanie Shum	215,381	215,381	215,381	0.50%
Paul Brahe 3 Harbour Drive, Suite 204 Sausalito, California 94965	25,000	25,000	25,000	0.06%

Total	990,000	990,000	990,000	2.28%

(1)

The total number of shares issued and outstanding, 43,269,406, represents the number of shares outstanding if all 2,990,000 shares of warrants are exercised.

					Number of Registered Shares Beneficially Owned and Percent of Total Issued and Outstanding if All Shares Registered are Sold(2)
Selling Stockholder	Common Shares Beneficially Owned Prior to Offering (1)	# of Common Shares to be Registered and Offered Pursuant to this Prospectus	Warrant Shares Beneficially Owned Prior to Offering	# of Warrant Shares to be Registered and Offered Pursuant to this Prospectus	# of Shares	% of Class

Del Rey Management, LP 877 W. Main St., #600, Boise, ID 83702	130,435	23,603	130,435	23,603	47,206	0.109%
Whalehaven Capital Fund Ltd. 160 Summit Ave. Montvale, NJ 07645	521,740	94,414	521,740	94,414	188,828	0.436%
AGB Partners Retirement Trust 877 W. Main St., #600, Boise, ID 83702	43,479	7,868	43,479	7,868	15,736	0.036%
Jeffrey Hook 1075 Elizabeth St., Lafayette, CA 94549	65,218	11,802	65,218	11,802	23,604	0.055%
Crescent International Ltd. c/o Cantara SA 84 Av. Louis-Casai, CH-1216 Cointrin/Geneva, Switzerland	260,000	47,049	260,000	47,049	94,098	0.217%
Mark Baldus 8870 Raejean Ave, San Diego, CA 92123	21,740	3,934	21,740	3,934	7,868	0.018%
Decision Capital Management, LLC 888 Prospect Street, Ste 210, La Jolla, Ca 92037	434,783	78,678	434,783	78,678	157,356	0.364%
Vision Opportunity Master Fund, Ltd. 20 W. 55th St, 5th Floor, New York, NY 10019	1,739,131	314,712	1,739,131	314,712	629,424	1.455%
David Brewster and Associates 4890 Riverbend Road, Boulder, CO 80301	25,000	4,524	25,000	4,524	9,048	0.021%

Fidelity Investments, Trustee f/b/o David Brewster ROTH Account 679138649 4890 Riverbend Road, Boulder, CO 80301	25,217	4,563	25,217	4,563	9,126	0.021%
Heidi Metsch 12 S. Bayard Lane, Mahwah, NJ 07430	21,740	3,934	21,740	3,934	7,868	0.018%
Brad Hallock 1800 Alma Ave, #405, Walnut Creek, CA 94596	21,740	3,934	21,740	3,934	7,868	0.018%
Richard Stenstadvold 6881 Waipouli Rd., Kapaa, HI 96746	21,740	3,934	21,740	3,934	7,868	0.018%
Porter Partners, LP 300 Drake's Landing Rd., # 175, Greenbrae, CA 94901	369,566	66,876	369,566	66,876	133,752	0.309%
EDJ Limited Correspondance to: 300 Drake's Landing Rd., # 175, Greenbrae, CA 94901	65,218	11,802	65,218	11,802	23,604	0.055%
Guild for Structural Integration, Inc. 6881 Waipouli Rd., Kapaa, HI 96746	21,740	3,934	21,740	3,934	7,868	0.018%
Julio C. Campos & Sandra D. Sande Family Trust Dtd 8/25/06 830 Crater Oak Drive, Calabasas, CA 91320	21,740	3,934	21,740	3,934	7,868	0.018%
Coronado Capital Partners, LP 20555 N. Pima Road, # 100, Scottsdate, AZ 85255	173,913	31,471	173,913	31,471	62,942	0,145%
SEI Private Trust	347,827	62,942	347,827	62,942	125,884	0.291%

John Marsala 215 E 68th Street, Apt 18T, New York, NY 10021	21,740	3,934	21,740	3,934	7,868	0.018%
Stephen and Anne Oakley 1750 30th St. # 325, Boulder, CO 80301	25,000	4,534	25,000	4,534	9,068	0.021%
Marie Baier Foundation 29350 Pacific Coast Hwy #2A, Malibu, CA 90265	347,827	62,942	347,827	62,942	125,884	0.291%
Fred Hindler Revocable Trust 13900 Old Harbor Lane, Apt 103, Marina Del Rey, CA 90292	21,740	3,934	21,740	3,934	7,868	0.018%
Natalie Merdinger 30 W. 63rd Street, Apt 24p, New York, NY 10023	21,740	3,934	21,740	3,934	7,868	0.018%
Richard Cohen P.O. Box 655, North Hampton, NH 03862	21,740	3,934	21,740	3,934	7,868	0.018%
Harbour Holdings Limited c/o Skylands Capital 1200 N. Mayfair Road, Suite 250 Milwaukee, WI 53226	421,200	76,220	421,200	76,220	152,440	0.352%
Skylands Special Investment LLC c/o Skylands Capital 1200 N. Mayfair Road, Suite 250 Milwaukee, WI 53226	187,000	33,839	187,000	33,839	67,678	0.156%
Skylands Quest, LLC c/o Skylands Capital 1200 N. Mayfair Road, Suite 250 Milwaukee, WI 53226	61,600	11,147	61,600	11,147	22,294	0.052%
Skylands Special Investment II LLC c/o Skylands Capital 1200 N. Mayfair Road, Suite 250 Milwaukee, WI 53226	30,200	5,465	30,200	5,465	10,930	0.025%

Bolton Family Trust 9/13/05 2260 Forest View Ave, Hillsborough, CA 94010	75,000	13,572	75,000	13,572	27,144	0.063%
Whitebox Intermarket Partners, LP	700,000	126,672	700,000	126,672	253,344	0.586%
Investcorp Interlachen Multi-Strategy Master Fund Limited c/o Interlachen Capital Group, LP 800 Nicollet Mall, Suite 2500, Minneapolis, MN 55402	875,000	158,340	875,000	158,340	316,680	0.732%
Harvey and Susan Ruderian 3215 Rambla Pacifico Malibu, CA 90265	21,740	3,934	21,740	3,934	7,868	0.018%
John P.O'Shea c/o Westminster Securities 100 Wall Street, 7th Floor, New York, NY 10005	43,479	7,867	43,479	7,867	15,734	0.036%
Maria Elena Pena 954 Valley, San Francisco, CA 94131	21,740	3,934	21,740	3,934	7,868	0.018%
Lionhart Global Appreciation Master Fund SPC Limited Merrill Lynch, Pierce, Fenner and Smith, Inc 2 King Edwards Street, London, EC1A 1HQ	434,783	78,678	434,783	78,678	157,356	0.364%
Phoenix Capital Opportunity Fund, LP 1630 Ringling Blvd., Sarasota, FL 34236	758,261	137,215	758,261	137,215	274,430	0.634%
Chestnut Ridge Partners, LP 50 Tice Blvd. , Woodcliff Lake, NJ 05677	521,740	94,413	521,740	94,413	188,826	0.436%
Whalehaven Capital Fund Limited 160 Summit Ave. Montvale, NJ 07645	260,870	47,206	260,870	47,206	94,412	0.218%
Litmus Capital Partners, LP 1325 Avenue of the Americas, 28th Fl., New York, NY 10019	22,731	4,113	22,731	4,113	8,226	0.019%

Litmus Capital Partners (QP), LP 1325 Avenue of the Americas, 28th Floor, New York, NY 10019	70,469	12,752	70,469	12,752	25,504	0.059%
Litmus Capital Fund, Limited c/o Litmus Capital Management 1325 Avenue of the Americas, 28th Fl., New York, NY 10019	139,628	25,267	139,628	25,267	50,534	0.117%
Blackwell Partners, LLC c/o Litmus Capital Management 1325 Avenue of the Americas, 28th Fl., New York, NY 10019	383,586	69,413	383,586	69,413	138,826	0.321%
Blackwell Partners, LLC c/o Litmus Capital Management 1325 Avenue of the Americas, 28th Fl., New York, NY 10019	383,586	69,413	383,586	69,413	138,826	0.321%
Mark Deutsch 823 Jefferson Street, Woodmere, NY 11598	21,740	3,934	21,740	3,934	7,868	0.018%
Alpha Capital Austault 150 Central Park South, Second Floor, New York, NY 10019	260,870	47,206	260,870	47,206	94,412	0.218%
Antoine De Sejournet c/o Westminster Securities 100 Wall Street, 7th Floor, New York, NY 10005	43,479	7,867	43,479	7,867	15,734	0.036%
Investcorp Interlachen Multi-Strategy Master Fund Limited c/o Interlachen Capital Group, LP 800 Nicollet Mall, Suite 2500, Minneapolis, MN 55402	260,870	47,207	260,870	47,207	94,414	0.218%
JMP Securities, LLC. 600 Montgomery Street, Suite 1100 San Francisco, CA 94111 Attn: Stephanie Shum	220,870	39,968	220,870	39,968	79,936	0.185%

David & Pamela Fullerton 333 Ramona Ave. Piedmont, CA 94611	25,000	4,524	25,000	4,524	9,048	0.021%
David & Pamela Fullerton 333 Ramona Ave. Piedmont, CA 94611	15,000	2,714	15,000	2,714	5,428	0.013%

Total	11,052,196	2,000,000	11,052,196	2,000,000	4,000,000	9.1%

*

Less than 1%

(1) [Includes all shares, not just shares being registered]

(2)  The total number of shares issued and outstanding, 43,269,406, represents the number of shares outstanding if all 2,990,000 shares of warrants are exercised.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issuable upon exercise of the warrants to permit the resale of these shares of Common Stock by the holders of the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock. The selling stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker−dealers or agents. If the shares of Common Stock are sold through underwriters or broker−dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•

on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•

in the over-the-counter market;

•

in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•

through the writing of options, whether such options are listed on an options exchange or otherwise;

•

in ordinary brokerage transactions and transactions in which the broker−dealer solicits purchasers;

•

through block trades in which the broker−dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

in purchases by a broker−dealer as principal and resale by the broker−dealer for its account;

•

through an exchange distribution in accordance with the rules of the applicable exchange;

•

in privately negotiated transactions;

•

through short sales;

•

through sales pursuant to Rule 144;

•

in which broker−dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•

through a combination of any such methods of sale; and

•

by any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker−dealers or agents, such underwriters, broker−dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker−dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker−dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker−dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The selling stockholders and any broker−dealer participating in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker−dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker−dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker−dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market−making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market−making activities with respect to the shares of Common Stock. We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be $25,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Commencing in June, 2006, our common stock has been quoted on the OTC Bulletin Board under the symbol “LUCE.OB.” The following tables set forth the high and low bid information for our common stock for each quarter within the last fiscal year and first two quarters of 2007.

Quarter Ended	High Bid Price	Low Bid Price
June 30, 2006	2.30	1.65
September 30, 2006	2.85	2.06
December 31, 2006	3.50	2.17
March 31, 2007	3.75	2.20
June 30, 2007	2.70	2.10
September 30, 2007	2.45	1.71

Holders

As of October 1, 2007, we had 462 stockholders of record, and an unknown number of additional holders whose stock is held in “street name.”

Dividends

No dividends have been declared or paid on our securities, and we do not anticipate that any dividends will be declared or paid in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans and Individual Compensation Arrangements

None

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

You should read this table with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and the financial statements and the related notes.

	Period Ended September 30, 2007 (unaudited)	Year Ended March 31, 2007 (audited)
Stockholders’ equity (Deficit)	18,973,258	7,444,013
Preferred stock, $ .001 par value, 10,000,000 shares authorized, no shares issued and outstanding Common stock, $.001 par value, 100,000,000 shares authorized, 40,844,625 shares issued and outstanding	-- $ 40,844	-- $ 29,792
Additional paid-in Capital	18,387,708	7,029,777
Retained earnings	471,706	384,444
Unrealized gain on marketable equity securities	73,000	--
Total stockholders’ equity (deficit)	$ 18,973,258	7,444,013

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited financial statements and notes thereto included elsewhere in this report. The terms “Lucas Energy,” “Lucas,” “we,” “us” and “our” refer to Lucas Energy, Inc.

Forward-Looking Statements

The information in this registration statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact made in this registration statement are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. When used in this report,  the words "may,"  "will,"  "expect,"  "anticipate,"   "continue,"  "estimate,"  "project," "intend,"  and similar  expressions  are  intended  to identify  forward-looking statements  regarding events,  conditions,  and financial trends that may affect our future  plans of operations,  business  strategy,  operating  results,  and financial position. We caution readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other matters expressed in forward-looking statements.  Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

PLAN OF OPERATION

Lucas Energy, Inc., through its consolidated operations, is an independent oil and gas company focused on building and revitalizing a diversified portfolio of oil and gas production assets located in the State of Texas. We seek to acquire underperforming oil and gas assets that we believe we can revitalize in a short period of time.

Acquisitions are a core part of our growth strategy.  The majority of the acquisition proposals and candidates that we review are sourced directly by our senior management or specialized third-party consultants with local area knowledge.  We focus on well acquisitions in which we estimate (a) have a good opportunity and the appropriate acreage to drill additional laterals (PUD’S), (b) our related payback periods will be less than 12 months and (c) our projected internal rate of return on capital invested will exceed 80%.

We are conducting engineering on a program to drill laterals on existing well-bores or offset locations that we have already leased. The purpose of these laterals will be to provide more aerial access to the formation in order to increase the flow rate and to recover additional oil and gas reserves not recoverable from the existing vertical (straight) holes.  We began our drilling program on September 20, 2007 with the drilling of a new horizontal leg in the Hagen Ranch No.3 well, located in the Austin Chalk formation. The Hagen Ranch No.3 well was acquired in 2006 and is located in Gonzales County, Texas. The well sits on a 1330 acre lease which has room for at least two additional wells.

We focus on acquiring shut-in wells that we believe have been overlooked by larger companies and have a high probability of containing large reserves recoverable through the lateral drilling process and responding to our revitalization process.  We seek opportunities to acquire mature oil fields that have 30% to 50% of original oil in place. These fields typically have lost some or all of the reservoir pressure required to drive the oil through the overlying rock and sand and into the well bores of the producing wells, or have experienced mechanical problems.  We believe we have standardized a process that enables us to quickly restore oil production as well as increase production yield.

We employ a wide variety of financing structures to acquire assets, including payment of cash and/or stock consideration, seller financing, and royalty fee arrangements.  Since becoming a publicly-traded company in June 2006, we have placed a greater emphasis on using our common stock as a form of consideration.

We seek to maintain a low overhead cost structure while we remain focused on growing our portfolio.  For the past nine consecutive quarters since inception, we have achieved positive net income and have retained our earnings in order to grow our portfolio of assets.

RESULTS OF OPERATIONS FOR SIX MONTH PERIOD ENDED SEPTEMBER 30, 2007

OIL AND GAS REVENUES

For the three and six months ended September 30, 2007, our oil and gas net sales were $431,673 and $926,487, respectively, versus $401,063 and $514,421for the three and six months ended September 30, 2006, respectively.  Oil and gas revenues increased during the period due to additional wells put on line through the ongoing acquisition and rework program.  The increase in revenues for the three months ended September 30, 2007 compared to the three months ended September 30, 2006 is primarily attributable to a $19.60 per barrel increase we received for oil.  The volume decrease for the three month period is attributable to a testing program initiated to begin our drilling program.

	For the six months ended September 30, 2007	For the six months ended September 30, 2006	Increase/(Decrease)
Volumes: (net)
Oil (bbls)	5,323	6,138	(815)
Gas (mcf)	778	--	778

Average price received:
Oil	$ 80.51	$ 69.91	$ 19.60
Gas	$ 5.96	--	$ 5.96

Revenues:
Oil	$428,540	$401,063	$ 27,477
Gas	$ 4,634	$ 0	$ 4,634
Total	$433,174	$401,063	$ 32,111

 GENERAL AND ADMINISTRATIVE EXPENSES

For the three and six months ended September 30, 2007, general and administrative expenses totaled $197,978 and $353,010, respectively, versus $49,300 and $81,664, respectively, for the three and six months ended September 30, 2006.  Professional fees principally associated with public company costs and payroll for the three and six months ended September 30, 2007, were $150,833 and $261,955, respectively, versus $9,157 and $15,808, respectively, for the three and six months ended September 30, 2006.

INTEREST EXPENSE

For the three months ended September 30, 2007, interest expense decreased from $52,082 in 2006 to $18,730 in 2007. This change is attributed to the repayment in July of $2,300,000 debt issued in August 2006.  For the six months ended September 30, 2007, interest expense increased from $55,176 in 2006 to $101,877 in 2007.  The increase is due to the $2,300,000 debt that was outstanding from August 2006 to July 2007.

INTEREST INCOME

For the three months ended September 30, 2007, interest income increased from $2,546 in 2006 to $62,383 in 2007. This change is attributed to the sale of common stock and the subsequent increase in cash balances held during the period.  For the six months ended September 30, 2007, interest income increased from $4,160 in 2006 to $66,126 in 2007.

NET INCOME

For the three months ended September 30, 2007, we had   net income of $61,596 versus net income of $120,206 for the three months ended September 30, 2006.  The decrease in net income is attributable to the increase in general and administrative expenses offset by interest earned on the increase in the cash balance and reduced interest expense due to the repayment of our $2,300,000 note payable.  For the six months ended September 30, 2007, we had net income of $87,262 versus $183,471 for the six months ended September 30, 2006.  The increase in income is attributable to an $81,534 gain on the sale of assets for the six month period ended September 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2007, we had cash of $4,987,370 and working capital of $4,745,568.  This compares to cash of $710,018 and working capital of $473,556 at March 31, 2007.  During the second quarter, we completed a private placement that provided net proceeds of $11,368,984.  We used a portion of the funds received in the private placement to fully repay the $2,300,000 note payable.  We anticipate that cash on hand will be sufficient to cover our planned capital and operating expense budget for the remainder of our fiscal year.

We have adequate capital to fund our ongoing operations.  An acceleration of acquisitions or our planned drilling operations beyond our fiscal year may require additional capital expenditures.. Additional financing through partnering, public or private equity financings, lease transactions or other financing sources may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to our stockholders.

 In the second quarter, Lucas issued 11,052,196 Units in a private placement for $1.15 per Unit. Lucas received gross proceeds of $12,710,002 (net proceeds of $11,368,984 after placement costs).  Each Unit was comprised of one share of restricted common stock and one common stock purchase warrant.  Each warrant is exercisable at $2.00 per share of common stock for a period of 3 years.  The holders of the warrants, at their option, can exercise the warrants on a cashless basis.

CASH FLOW FROM OPERATING ACTIVITIES

For the six months ended September 30, 2007, net cash provided from operating activities was $436,616, versus net cash provided from operating activities of $338,513 in the six months ended September 30, 2006.

CASH FLOW FROM INVESTING ACTIVITIES

For the six months ended September 30, 2007, net cash used in investing activities was $5,228,247, primarily attributed to our continued rework program, versus net cash used in investing activities of a $3,063,783 for the six months ended September 30, 2006.

CASH FLOW FROM FINANCING ACTIVITIES

For the six months ended September 30, 2007, net cash flows from financing activities was $9,068,983 primarily attributable to our $12 million Unit offering versus net cash flows provided from financing activities of $3,103,518 primarily attributable to short-term financings for the six months ended September 30, 2006.

HEDGING

We did not hedge any of our oil or natural gas production during 2007 and have not entered into any such hedges from June 30, 2007 through the date of this filing.

CONTRACTUAL COMMITMENTS

None

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2007, we had no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

On September 1, 2007 the CEO was billed $3,032 for reimbursement of a legal retainer related to patent work on a product that the company’s board decided not to pursue.  As inventor of the patent, Mr. Cerna agreed to reimburse the company and pay all future costs related to it.  The receivable was paid off on October 22, 2007.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

RESULTS OF OPERATIONS FOR YEAR ENDED MARCH 31, 2007

The  following  table  sets  forth  the  percentage  relationship  to total revenues of principal  items  contained in the  statements  of operations of the consolidated  financial  statements included  herewith  for the two most recent fiscal  years  ended  March  31,  2007 and  2006.  It should be noted that percentages discussed throughout this analysis are stated on an approximate basis.

	Fiscal Years Ended March 31,
	2007		2006
	Amount	Percentage	Amount	Percentage
Total revenues	1,330,084	100%	302,500	100%
Total costs and expenses	675,302	51%	227,053	75%
Total other income (expenses)	(205,314)	(15)%	(8,286)	(3)%
Income before income taxes	449,468	38%	67,161	22%
Income taxes	127,340	10%	4,485	2%
Net income	322,128	24%	62,316	21%

FOR THE YEAR ENDED MARCH 31, 2007 COMPARED TO THE YEAR ENDED MARCH 31, 2006

Total revenues of $1,330,084 for the year ended March 31, 2007 ("2007") increased 440% compared to $302,500 for the year ended March 31, 2006 ("2006"), due primarily to the purchase of various oil and gas wells and the work completed to bring those wells back into production. In 2007, oil made up 99% of total revenues compared to 100% in 2006, and gas represented 1% of revenues in 2007 compared to 0% in 2006. The changes were considered minimal representing only a slight difference in percentage points.

We had an operating profit of $654,782 for 2007 compared to an operating profit of $75,447 in 2006. Total operating expenses increased in 2007 primarily due to the increase in general and administrative expenses.   There was also an increase of 216% in cost of sales for the year. The increase in general and administrative expenses was primarily the result of creating the infrastructure to handle the additional wells purchased in 2007. We realized consulting income of $34,000 with no similar incomes in 2006.

Interest expense increased from $8,297 in 2006 to $222,611 in 2007. This change is attributed to the borrowing of $2,300,000 in 2007 to purchase new oil and gas properties.

Our net pretax income for 2007 was $449,468 versus a pretax income of $67,161 for 2006.  The increase in net income in 2007 is primarily attributed to increase in net revenues.

LIQUIDITY AND CAPITAL RESOURCES

Historically, working capital needs have been satisfied through our operating revenues and from the sale of debt and equity instruments.  Our working capital surplus at March 31, 2007 was $468,711 compared with working capital surplus of $51,178 at March 31, 2006. We anticipate meeting working capital needs during the 2008 fiscal year with revenues from operations. Growth and execution of our proposed drilling program will require capital raised through the sale of either equity or debt securities.  We have no other current agreements or arrangements for additional funding and there can be no assurance such funding will be available to us, or if available, such funding will be on acceptable or favorable terms to us.

As  of  March  31,  2007,  we  had  total  assets  of  $10,425,990  and stockholders'  equity of $7,444,013  compared to total assets of $720,786 and total stockholders' equity of $548,896 at March 31, 2006. The increase in total assets and increase in stockholders’ equity at March 31, 2007 is attributed to the purchase of oil wells for common stock valued at $4,790,000 and the private placement of common stock for $1,936,000. We have recorded a short-term liability of $2,300,000 for debt borrowed in 2007 in order to purchase and improve wells.

In the opinion of management, inflation has not had a material effect on the operations of Lucas Energy.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant effect on its financial position or results of operation.

In June 2006, the Financial Accounting Standards Board  issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company does not expect the adoption of FIN 48 to have a material impact on its financial reporting, and the Company is currently evaluating the impact, if any, the adoption of FIN 48 will have on its disclosure requirements.

BUSINESS

General

Lucas Energy, Inc., through its consolidated operations, is an independent oil and gas company focused on building and revitalizing a diversified portfolio of oil and gas production assets located in the State of Texas. We seek to acquire underperforming oil and gas assets that we believe we can revitalize in a short period of time.

Acquisitions are a core part of our growth strategy.  The majority of the acquisition proposals and candidates that we review are sourced directly by our senior management or specialized third-party consultants with local area knowledge.  We focus on well acquisitions in which we estimate (a) have a good opportunity and the appropriate acreage to drill additional laterals to increase our assets, or probable underdeveloped reserves (PUD'S), (b) our related payback periods will be less than 12 months and (c) our projected internal rate of return on capital invested will exceed 80%.

We are conducting engineering on a program to drill laterals on existing well-bores or offset locations that we have already leased.  The purpose of these laterals will be to provide more aerial access to the formation in order to increase the flow rate and to recover additional oil and gas reserves not recoverable from the existing vertical (straight) holes.  We expect drilling to commence by the third calendar quarter of 2007.

We focus on acquiring shut-in wells that we believe have been overlooked by larger companies and have a high probability of containing large reserves recoverable through the lateral drilling process and responding to our revitalization process.  We seek opportunities to acquire mature oil fields that have 30% to 50% of original oil in place. These fields typically have lost some or all of the reservoir pressure required to drive the oil through the overlying rock and sand and into the well bores of the producing wells, or have experienced mechanical problems.  We believe we have standardized a process that enables us to quickly restore oil production as well as increase production yield.

We use a diverse range of financing arrangements in our acquisitions.  We employ a wide variety of financing structures to acquire assets, including payment of cash and/or stock consideration, seller financing, and royalty fee arrangements.  Since becoming a publicly-traded company in June 2006, we have placed a greater emphasis on using our common stock as a form of consideration.

We seek to maintain a low overhead cost structure while we remain focused on growing our portfolio.  For the past nine consecutive quarters since inception, we have achieved positive net income and have retained our earnings in order to grow our portfolio.

History

The business is conducted through our wholly-owned operating subsidiary, Lucas Energy Resources, Inc., which was incorporated on April 6, 2005 in Nevada.  Lucas Energy Resources was formed by our senior executive officers in 2004 in order to capitalize on the increasing availability of opportunistic acquisitions in the energy sector.  We believe that the continuing divestiture of mature assets held by large companies has created an opportunity to acquire undervalued properties with significant upside potential.

Our main source of revenue comes from the sale of the crude oil that we extract from our wells.  We also derive some ancillary revenue from natural gas sales related to our existing producing oil wells. The main costs associated with our business are related to oil and gas property acquisition, initial well revitalization and ongoing lease operating expenses.  Typical lease acquisition and revitalization cost per well is $250,000 ($60,000 pumping unit; $90,000 in-ground well equipment; and $100,000 intangible drilling costs, which includes, among other things, costs of labor, chemical treatments, rental tools and equipment, water hauling, insurance, on-site geology and overhead).  The revitalization of wells allows short term cash increases while holding the lease for additional future development. We currently own and operate 34 producing oil and gas wells located throughout four counties in Texas.  Our monthly production, as measured in barrels of oil, has increased from approximately 1,000 barrels per month in December 2005 to over 3,200 barrels per month in March 2007.

On June 16, 2006, we completed a reverse merger with a publicly-traded development stage company, Panorama Investments Corp. (OTCBB: PIVC, “Panorama”).  Prior to the merger, we were a privately-held company with less than 20 shareholders.  In the business combination transaction, the preferred and common equity shareholders of our private predecessor company were issued 86 % of the total outstanding shares of Panorama in exchange for their stock of the private company.  In conjunction with the reverse merger, we changed the name of the company from Panorama to Lucas Energy, Inc. (OTCBB: LUCE).

Our principal office is located at 3000 Richmond Avenue, Suite 400 Houston, Texas 77098.  Our phone number is (713) 528-1881. Our principal operating subsidiary has been granted a Certificate of Authority to transact business in the state of Texas and is a bonded operator with the Texas Railroad Commission.

 Recent Events

Purchase of Griffin Lease

On February 24, 2007, the Company completed the acquisition of the Griffin Lease, a copy of which is attached as Exhibit 10.4 hereto. The Griffin Lease encompasses approximately 498 acres in the area of Gonzales, Texas.  The acreage is in the G.W. Barnett Survey, A-110, Gonzales County, Texas and has 5 existing wells, 3 active and 2 plugged.  All of the active wells are suitable for workover by the Company.  The Company is analyzing the possibility of any further expansion or exploration of the lease, but has formed no opinion at this time with respect to further drilling.  The acquisition price was a 20% overriding royalty given to the mineral rights owner.

Purchase of Delphic Oil Co., LLC

On December 20, 2006, the Company entered into a Stock Purchase Agreement (the "Agreement") with The Delphic Oil Co., LLC, a Florida Limited Liability Company ("Delphic").  Pursuant to the terms of the Agreement, the Company agreed to purchase six oil wells located in Gonzales, Texas (the "Delphic Assets").  The Delphic Assets represent 4 leasehold properties with a total of 1172.29 acres.  The Delphic Assets include six wells, four of which are operating and two additional wells which are currently shut-in and awaiting workover.  The properties also contain additional acreage with offset drilling locations. The terms of the transaction included all assets of Delphic in exchange for 1.6 million shares of the Company's restricted common stock, valued at $2.65 per share, or $4.24 million.

Purchase of Wilson Wells and Properties

 On August 8, 2006, the Company acquired leases, wells and equipment on nine oil properties in Texas. The oil leases were acquired from the Wilson Oil & Gas Company, in Texas for $2,750,000 Lucas Energy paid $2,200,000 in cash and 220,000 shares of the Company's restricted common stock valued at $2.50 a share. Wilson Oil & Gas is a non-affiliate to the Company and will retain a royalty interest averaging 2% in the well production.

Background

On May 19, 2006, Lucas Energy, Inc., formerly known as, Panorama Investments, Corp. (the "Company" or "Lucas Energy") entered into an Acquisition and Share Exchange Agreement (the "Acquisition Agreement"), pursuant to which the Company has acquired, through an exchange transaction, all of the issued and outstanding capital stock of privately held, Lucas Energy Resources, Inc., formerly known as Lucas Energy, Inc. ("Lucas Energy Resources"), from Lucas Energy Resources' shareholders. Lucas Energy is an independent oil and gas company that is building a diversified portfolio of oil and gas assets in the United States. The transaction was contingent upon the satisfaction of certain circumstances, including the issuance and transfer of certain Lucas Energy shares to the former Lucas Energy Resources shareholders and completion of certain corporate actions by both companies and their shareholders. The terms of the Acquisition Agreement were satisfied and the transaction was completed on June 16, 2006. In conjunction with the transaction, Lucas Energy, Inc., has Amended its Articles of Incorporation to change the Company's name, has forward split its common stock on a 2.4 to 1 ratio, and has changed its trading symbol on the OTC-BB to "LUCE".

The terms of the Acquisition Agreement required that of all of the Lucas Energy Resources shareholders agree to exchange their shares, including preferred and common classes, for an aggregate of 21,800,011 (forward split adjusted) Lucas Energy common shares in a specified Closing Transaction which occurred Tuesday, June 13, 2006. The transaction required transfer of 2,640,000 outstanding "control" shares to Lucas Energy Resources' private shareholders and required the issuance of an additional 19,160,011 shares to Lucas Energy Resources' private shareholders, for a total new issuance relating to the transaction of 21,800,011 common shares. 3,540,002 shares were retained by the shareholders of the predecessor company bringing the total outstanding shares to 25,340,013 upon close of the transaction.

Research and Development

We have not allocated funds for conducting research and development activities.  We do not anticipate allocating funds for research and development in the immediate future.

Marketing of Crude Oil and Natural Gas

We operate exclusively in the oil and gas industry. Crude oil and natural gas production from wells owned by us is generally sold direct to oil purchasers such as Gulfmart and Texon and natural gas marketing companies. Sales are generally made on the spot market. These prices often are tied to WTI crude and natural gas futures contracts as posted in national publications.  We have not entered into any agreements to hedge or sell forward any of our oil and gas production.

Natural gas delivered through pipeline networks is sold through a contract with ETC Texas Pipeline Limited.

We sell our oil production to third party purchasers under agreements at posted field prices.  These third parties purchase the oil at the wellhead.

Although  management  believes  that  we are  not  dependent  upon  any one customer, our marketing arrangement with Gulfmart accounted for approximately 61% of our revenue for the year ended March 31, 2007 and  approximately 0% for 2006.  In the event that Gulfmart is unwilling or unable to purchase the production, management believes alternative purchasers of its production are readily available.

Employees

As of the end of our fiscal year on March 31, 2007, we employed three full-time employees, consisting of two executives, and one clerical person. We also utilize certain outsourced third parties to provide operational, technical and certain administrative services. As production levels increase, we may find the need to hire additional personnel.

None of our employees is a member of any union, nor have they entered into any collective bargaining agreements. We believe that our relationship with our employees is good. With the successful implementation of our business plan, we may seek additional employees in the next year to handle anticipated potential growth.

Facilities

We currently occupy approximately 1,500 square feet of office space in Houston, Texas for $1,600 per month, inclusive of utilities. We also occupy 450 square feet of office space in San Mateo, California for $500 per month, inclusive of utilities. Both leases are month-to-month.

Industry Segments

 We are presently engaged in one industry segment, which is the exploration and production of natural gas and oil.

Competition

We are a small, early-stage independent oil and gas company, and a substantial number of our competitors have longer operating histories and substantially greater financial and personnel resources than we do.  We do not hold a significant competitive position in the oil and gas industry.

The oil and gas business is highly competitive. We compete with private and public companies in all facets of the oil and gas business, including suppliers of energy and fuel to industrial, commercial and individual customers.  Numerous independent oil and gas companies, oil and gas syndicates and major oil and gas companies actively seek out and bid for oil and gas prospects and properties.  Many of these companies not only explore for, produce and market oil and natural gas, but also carry out refining operations and market the resultant products on a worldwide basis.  Such companies may be able to pay more for prospective oil and gas properties, and such competitive disadvantages could adversely affect our ability to acquire new properties or develop existing properties.  Additionally, such companies may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial and human resources permit.

Competitive conditions may be substantially affected by energy legislation and regulation considered from time to time by the governments of the United States and the State of Texas, as well as factors that we cannot control, including international political conditions, overall levels of supply and demand for oil and gas, and the markets for synthetic fuels and alternative energy sources.  Intense competition also occurs with respect to marketing, particularly of natural gas.

Regulation

In the United States, domestic development, production and sale of oil and gas are extensively regulated at both the federal and state levels.  These regulations include requiring permits for the drilling wells; maintaining prevention plans; submitting notification and receiving permits in relation to the presence, use and release of certain materials incidental to oil and gas operations; and regulating the location of wells, the method of drilling and casing wells, the use, transportation, storage and disposal of fluids and materials used in connection with drilling and production activities, surface plugging and abandoning of wells and the transporting of production.  Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden.  Also, numerous departments and agencies, both federal and state, have issued rules and regulations binding on the oil and gas industry and its individual members, compliance with which is often difficult and costly and some of which carry substantial penalties for failure to comply.  Inasmuch as new legislation affecting the oil and gas industry is commonplace, and existing laws and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with these laws and regulations.

State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning wells. Texas and other states in which we intend to conduct operations also have statutes and regulations governing conservation matters, including the unitization or pooling of oil and gas properties and establishment of maximum rates of production from oil and gas wells.

Our operations are also subject to extensive and developing federal, state and local laws and regulations relating to environmental, health and safety matters; petroleum; chemical products and materials; and waste management.  Permits, registrations or other authorizations are required for the operation of certain of our facilities and for our oil and gas exploration and production activities. These permits, registrations or authorizations are subject to revocation, modification and renewal.  Governmental authorities have the power to enforce compliance with these regulatory requirements, the provisions of required permits, registrations or other authorizations, and lease conditions, and violators are subject to civil and criminal penalties, including fines, injunctions or both.  Failure to obtain or maintain a required permit may also result in the imposition of civil and criminal penalties. Third parties may have the right to sue to enforce compliance.

Our operations are also subject to various conservation matters, including the number of wells which may be drilled in a unit, and the unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases, which may make it more difficult to develop oil and gas properties. In addition state conservation laws establish maximum rates of production oil and gas wells, generally limit the venting or flaring of gas, and impose certain requirements regarding the ratable purchase of production. The effect of these regulations is to limit the amounts of oil and gas we can produce from our wells and to limit the number of wells or the locations at which we can drill.

Our operations, as is the case in the petroleum industry generally, are significantly affected by federal tax laws. Federal, as well as state, tax laws have many provisions applicable to corporations which could affect our future tax liability.

Environmental Matters

Our exploration, development, and production of oil and gas, including our operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations discussed below. Such laws and regulations can increase the costs of planning, designing, installing and operating oil and gas wells.  We consider the cost of environmental protection a necessary and manageable part of our business. We have been able to plan for and comply with new environmental initiatives without materially altering our operating strategies.

Our activities are subject to a variety of environmental laws and regulations, including but not limited to, the Oil Pollution Act of 1990 (“OPA”), the Clean Water Act (“CWA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”), the Clean Air Act (“CAA”), and the Safe Drinking Water Act (“SDWA”), as well as state regulations promulgated under comparable state statutes. We are also subject to regulations governing the handling, transportation, storage, and disposal of naturally occurring radioactive materials that are found in our oil and gas operations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking certain activities, limit or prohibit other activities because of protected areas or species, and impose substantial liabilities for cleanup of pollution.

Under the OPA, a release of oil into water or other areas designated by the statute could result in us being held responsible for the costs of remediating such a release, certain OPA specified damages, and natural resource damages. The extent of that liability could be extensive, as set out in the statute, depending on the nature of the release. A release of oil in harmful quantities or other materials into water or other specified areas could also result in us being held responsible under the CWA for the costs of remediation, and civil and criminal fines and penalties.

CERCLA and comparable state statutes, also known as “Superfund” laws, can impose joint and several and retroactive liability, without regard to fault or the legality of the original conduct, on certain classes of persons for the release of a “hazardous substance” into the environment. In practice, cleanup costs are usually allocated among various responsible parties. Potentially liable parties include site owners or operators, past owners or operators under certain conditions, and entities that arrange for the disposal or treatment of, or transport hazardous substances found at the site. Although CERCLA, as amended, currently exempts petroleum, including but not limited to, crude oil, gas and natural gas liquids from the definition of hazardous substance, our operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA. Furthermore, there can be no assurance that the exemption will be preserved in future amendments of the act, if any.

RCRA and comparable state and local requirements impose standards for the management, including treatment, storage, and disposal of both hazardous and non-hazardous solid wastes. We generate hazardous and non-hazardous solid waste in connection with our routine operations. From time to time, proposals have been made that would reclassify certain oil and gas wastes, including wastes generated during drilling, production and pipeline operations, as “hazardous wastes” under RCRA which would make such solid wastes subject to much more stringent handling, transportation, storage, disposal, and clean-up requirements. This development could have a significant impact on our operating costs. While state laws vary on this issue, state initiatives to further regulate oil and gas wastes could have a similar impact.

Because oil and gas exploration and production, and possibly other activities, have been conducted at some of our properties by previous owners and operators, materials from these operations remain on some of the properties and in some instances require remediation. In addition, from time to time we may agree to indemnify sellers of producing properties from which we acquire properties against certain liabilities for environmental claims associated with such properties. While we do not believe that costs to be incurred by us for compliance and remediating previously or currently owned or operated properties will be material, there can be no guarantee that such costs will not result in material expenditures.

Additionally, in the course of our routine oil and gas operations, surface spills and leaks, including casing leaks, of oil or other materials occur, and we incur costs for waste handling and environmental compliance. Moreover, we are able to control directly the operations of only those wells for which we act as the operator. We believe that we are in substantial compliance with applicable environmental laws and regulations.

We do not anticipate being required in the near future to expend amounts that are material in relation to our total capital expenditures program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, we are unable to predict the ultimate cost of compliance. There can be no assurance that more stringent laws and regulations protecting the environment will not be adopted or that we will not otherwise incur material expenses in connection with environmental laws and regulations in the future.

We are also subject to laws and regulations concerning occupational safety and health. Due to the continued changes in these laws and regulations, and the judicial construction of many of them, we are unable to predict with any reasonable degree of certainty our future costs of complying with these laws and regulations. We consider the cost of safety and health compliance a necessary and manageable part of our business. We have been able to plan for and comply with new initiatives without materially altering our operating strategies.

We are subject to certain laws and regulations relating to environmental remediation activities associated with past operations, such as CERCLA and similar state statutes. In response to liabilities associated with these activities, accruals are established from time to time when reasonable estimates are possible. Such accruals primarily include estimated costs associated with remediation. We use discounting to present value in determining our accrued liabilities for environmental remediation or well closure, but no material claims for possible recovery from third party insurers or other parties related to environmental costs have been recognized in our financial statements. We will adjust remediation accruals when new remediation responsibilities are discovered and probable costs become estimable, or when current remediation estimates must be adjusted to reflect new information.

We believe that the operator of the properties in which we have an interest is in substantial compliance with applicable laws, rules and regulations relating to the control of air emissions at all facilities on those properties. Although we maintain insurance against some, but not all, of the risks described above, including insuring the costs of clean-up operations, public liability and physical damage, there is no assurance that our insurance will be adequate to cover all such costs, that the insurance will continue to be available in the future or that the insurance will be available at premium levels that justify our purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our financial condition and operations. Compliance with environmental requirements, including financial assurance requirements and the costs associated with the cleanup of any spill, could have a material adverse effect on our capital expenditures, earnings or competitive position. We do believe, however, that our operators are in substantial compliance with current applicable environmental laws and regulations. Nevertheless, changes in environmental laws have the potential to adversely affect operations. At this time, we have no plans to make any material capital expenditures for environmental control facilities.

Research and Development

We are not currently conducting any research and development activities, other than property explorations and assessments. None of the costs of these activities are borne by customers.

Employees

As of the end of our fiscal year on March 31, 2007, we employed three full-time employees, consisting of two executives, and one clerical person. We also utilize certain outsourced third parties to provide operational, technical and certain administrative services. As production levels increase, we may find the need to hire additional personnel.

None of our employees is a member of any union, nor have they entered into any collective bargaining agreements. We believe that our relationship with our employees is good. With the successful implementation of our business plan, we may seek additional employees in the next year to handle anticipated potential growth.

DESCRIPTION OF PROPERTY

The following discussion should be read in conjunction with the Financial Statements and notes thereto.

Our properties consist essentially of working and royalty interests owned by us in various oil and gas wells and leases located in Texas.

Oil and Gas Acreage

The following table sets forth the developed leasehold acreage held by the Company as of March 31, 2007.  Gross acres are the total number of acres in which the Company has a working interest. Net acres are the sum of the Company's fractional interests owned in the gross acres.

In certain leases, the Company’s ownership varies at different depths; therefore, the net acreage in these leases is calculated using the lowest ownership interest at any depth.

	Gross	Net
Texas, approximately	8,269	8,269

Reserves

Our proved reserves for the years ended March 31, 2007 and 2006 are set forth below:

Proved Reserves

	Oil (Bbls)	Gas (MMcf)	Undiscounted Future Net Revenue ($)	Present Value of Proved Reserves Discounted at 10% ($)
Proved Developed Producing	252,200	0.00	12,040,010	7,078,060
Proved Developed Non Producing	85,840	41.53	4,567,850	3,233,380
Undeveloped	1,244,500	0.00	50,755.63	25,629,880
Total Proved	1,582,540	41.53	67,363,580	35,941,320

The estimates for 2007 are based primarily on the report, dated March 31, 2007, of Forest A. Garb & Associates, Inc., independent petroleum consultants. Such reports are, by their very nature, inexact and subject to changes and revisions. Proved developed reserves are reserves expected to be recovered from existing wells with existing equipment and operating methods.  Proved undeveloped reserves are expected to be recovered from new wells drilled to known  reservoirs on undrilled  acreage  for which existence and  recoverability  of such reserves can be estimated with reasonable certainty,  or from  existing  wells where a  relatively major expenditure is required to establish production. No estimates of reserves have been included in any reports to any federal agency other than the SEC. See SFAS 69 Supplemental Oil and Gas Disclosures included as part of our consolidated financial statements.

Wells

The following summarizes the Company's productive oil and gas wells as of March 31, 2007.  Productive wells are producing wells and wells capable of production. Gross wells are the total number of wells in which the company has an interest. Net wells are the sum of the Company's fractional interests owned in the gross wells.

	Gross	Net
Oil and gas wells, Texas	31	31
	31	31

Set forth in the following  schedule is the average sales price per unit of oil,  expressed in barrels  ("bbl"),  and of natural gas, expressed in thousand cubic feet ("mcf"), produced by us for the past three fiscal years.

	Years ended March 31,
	2007	2006
Average sales price:
Gas (per mcf)	$ 6.03	$ -
Oil (per bbl)	59.68	58.41
Average cost of production:
Gas (per mcf) *	-	-
Oil (per bbl)	$ 9.43	$22.36

*Gas sold is a byproduct of oil production; costs associated with the gas sold are included in the cost of oil production.

We have not filed any estimates of total, proved net oil and gas reserves with any federal authority or agency since the beginning of our last fiscal year.

The following schedule sets forth the capitalized costs relating to oil and gas producing activities by us for the past three fiscal years.

	Years ended March 31,
	2007	2006

Proved oil and gas producing properties
and related lease and well equipment	$ 9,623,745	$ 631,267
Accumulated depletion	(166,204)	(38,315)
Net Capitalized Costs	9,457,541	$ 592,952

The following schedule summarizes changes in the standardized measure of discounted future net cash flows relating to our proved oil and gas reserves.

	Years ended March 31,
	2007	2006

Standardized measure, beginning of year	$ 2,208,416	$ -
Oil and gas sales, net of production costs	(1,024,628)	(169,702)
Sales of mineral in place	(619,131)	(144,539)
Purchases	9,619,480	2,038,099
Net change due to revisions in quantity
estimates and accretion of discount	25,767,183	484,558
Standardized measure, end of year	$ 35,941,320	$ 2,208,416

We do not anticipate investing in or purchasing assets and/or property for the purpose of capital gains.  It is our intention to purchase assets and/or property for the purpose of enhancing our primary business operations.  We are not limited as to the percentage amount of our assets we may use to purchase any additional assets or properties.

LEGAL PROCEEDINGS

The Company is not aware of any pending or threatened litigation.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions held by each.

Name	Position	Director Since	Age
James J. Cerna, Jr.	Chief Executive Officer, Director	April 6, 2005	38
William A. Sawyer	Chief Operating Officer, Director	April 6, 2005	58
Malek A. Bohsali	Chief Financial Officer	April 10, 2007	41
Eric Wold	Director	May 19, 2006	34
Rick Schmid	Director	May 19, 2006	56
Peter Grunebaum	Director	January 29, 2007	73

Set forth below is a brief description of the background and business experience of each of our executive officer and directors for the past five years.

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.  There are no agreements with respect to the election of directors.  We have not compensated our directors for service on the Board of Directors or any committee thereof, but directors are reimbursed for expenses incurred for attendance at meetings of the Board and any committee thereof.  Executive officers are appointed annually by the Board and each executive officer serves at the discretion of the Board. The Executive Committee of the Board of Directors, to the extent permitted under Nevada  law,  exercises  all of the  power  and  authority  of the  Board in the management of the business and affairs of Lucas Energy  between  meetings of the Board.

The business experience of each of the persons listed above during the past five years is as follows:

JAMES J. CERNA, JR., CHIEF EXECUTIVE OFFICER, PRESIDENT, DIRECTOR

Mr. Cerna was appointed to his position as Director and principal executive officer on May 19, 2006 and was appointed as President on June 12, 2006. From 2004 to June of 2006 Mr. Cerna was CEO of the privately held Lucas Energy Inc. which merged into the current company. Mr. Cerna is a successful company leader with experience in the energy industry and publicly traded companies. Prior to joining Lucas Energy Inc., Jim was the Chief Oil and Gas Analyst and CFO of Petroleum Partners LLC from 2001 to 2004. Jim was the founder and CEO of NetCurrents, Inc., (NASDAQ: NTCS), an organization that focuses on Internet information monitoring and analysis, competitive intelligence, and strategic counsel in the business-to-business market sector. Jim was responsible for successfully growing the company from a start up with an initial valuation of $500,000 to a Nasdaq Small Cap listed company with a market cap of $330 million upon his retirement. Prior to NetCurrents, Jim was the manager of the GT Global/AIM Funds performance analysis group in San Francisco. Earlier, he was an international equity analyst with Bailard, Biehl, and Kaiser in San Mateo, California. Jim has received five certificates of achievement from the Institute of Chartered Financial Analysts. He is honored by Strathmore's Who's Who for leadership and achievement in the Finance Industry.

WILLIAM A. SAWYER, CHIEF OPERATING OFFICER, DIRECTOR

Mr. Sawyer's appointment to his positions with the Company was effective on June 13, 2006. Mr. Sawyer is proven hands-on energy executive with over 30 years of diversified experience in the energy industry with firms such as; ARCO, Houston Oil & Minerals, Superior Oil (Mobil), and ERCO. Mr. Sawyer founded the petroleum consulting firm of Exploitation Engineers, Inc. The firm has served the oil and gas industry for more than eighteen years. From the period 1999 to 2004 Mr. Sawyer worked for Exploitation Engineers, his clients have included private investors, independent oil companies, banking institutions, major energy and chemical companies, and the US government. The firm has evaluated and managed large projects such as a private trust, which included interests in several hundred producing and non-producing oil and gas properties. This background as a consultant has given Mr. Sawyer the superior technical and business skills necessary to evaluate mineral interests and to prepare fair market value appraisals of both minerals interests and sub-surface storage interests. Mr. Sawyer has been an expert witness in federal court, state court, and before several state agencies in Texas and Oklahoma. Mr. Sawyer has testified as to the fair market value of mineral interests and sub-surface storage interests on several occasions.

MALEK BOHSALI - CHIEF FINANCIAL OFFICER

Mr. Bohsali has over 15 years of experience in the energy industry, including positions in management and oversight of engineering and construction activities, negotiating major vendor contracts, and implementing financial controls.  Mr. Bohsali also has strategic business development, competitive analysis and financial structuring experience.  He has identified analyzed and negotiated acquisition and development targets ranging in size from $50 million to $1.45 billion for Fortune 100 and Fortune 200 companies.  Since May of 2000 to present Mr. Bohsali has been CFO and a member of the Board of Directors of Dynamic Health Strategies, Inc. a data mining and reporting company, where he was responsible for the company’s financing efforts. Mr. Bohsali received an MBA from The University of Houston, and a BS in Civil Engineering from Texas A&M University.

ERIC WOLD, CFA - DIRECTOR

Eric Wold is a Managing Director, Equity Research at Merriman Curhan Ford & Co., where he is responsible for covering the Branded Consumer Sin Redefined sector. He joined the firm in March 2002. For 2006, Mr. Wold was ranked #1 in the nation by the Forbes/StarMine survey and #4 by The Wall Street Journals Best on the Street survey for the Restaurant industry. For 2004, Mr. Wold was ranked #2 in the nation by both The Wall Street Journals Best on the Street and the Forbes/StarMine surveys for the Restaurant industry.   Prior to joining Merriman Curhan Ford & Co., Mr. Wold served as Director of Corporate Finance with NightFire Software, a privately-held telecommunications software company based in Oakland, California. In this capacity, he oversaw the company's corporate finance activities, including a Series D equity financing and multiple debt restructurings. From 1997 through 2000, Mr. Wold served as Vice President and Senior Research Analyst at First Security Van Kasper, where he was responsible for the Restaurant and Branded Consumer sectors. Prior to Van Kasper, Mr. Wold began his career on the buy-side with Research Analyst positions with both Polynous Capital Management (a hedge fund that he co- founded in 1996) and GT Global Financial Services. Mr. Wold received his Chartered Financial Analyst (CFA) designation in 1997 and a BS in Finance from the University of California at Berkeley.

RICK SCHMID – DIRECTOR

A graduate of Colorado School of Mines, Rick Schmid has actively worked in many arenas in the Oil and Gas Industry. He has managed technical programming groups, geophysical processing companies, development groups and exploration and production companies for over 32 years. He brings with him technical expertise that can help guide and monitor the direction Lucas Energy will choose to take. Rick is a Certified Geophysicist in the State of Texas and a member of SEG, AAPG, HGS, & GSH.  For the past 5 years, Mr. Schmid has been an independent geophysicist.

PETER K. GRUNEBAUM - DIRECTOR

Mr. Grunebaum is an independent investment banker with over 40 years of experience in the energy sector with a specialty in Exploration & Production. Previously he was the Managing Director of Fortrend International, an investment firm headquartered in New York, New York, a position he held from 1989 until the end of 2003. From 2003 to present Mr. Grunebaum has been an independent investment banker. Mr. Grunebaum is a graduate of Lehigh University, and in addition with being a board member of Lucas Energy, he is also on the Board of the Prepaid Legal Services, Inc. [NYSE:PPD] and Stonemor Partners LP. [NASDAQ: STON].

Audit Committee and Audit Committee Financial Expert

We have an audit committee comprising  of three directors. Our board of directors has determined that only one member of our audit committee, Eric Wold, is a financial expert, as that term is defined under applicable securities regulations. Mr. Wold is our director and is, therefore, not “independent,” as that term is used in Item 7(d)(3)(iv) of Schedule 14 under the Securities Exchange Act of 1934. Although Mr. Wold is not “independent,” our board of directors determined that his presence on the committee is in the best interests of the Company due to his significant experience and knowledge regarding the subject within the Audit Committee’s oversight and the fact that he is the only director qualifying as an “audit committee financial expert.” Because of our limited resources and these exceptional circumstances, we view his presence on the Audit Committee as necessary and appropriate, despite the fact that the Audit Committee’s charged duties include oversight of Mr. Wold’s performance as our director. In order to mitigate the potential conflicts that arise from Mr. Wold’s service as a committee charged with his own oversight, Mr. Wold recuses himself from committee deliberations as appropriate.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities (“10% Shareholders”), to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and 10% Shareholders are required by Securities and Commission regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such reports received by us, we believe that for the fiscal year ended March 31, 2007, all Section 16(a) filing requirements applicable to our officers, directors and 10% Shareholders were complied with.

Code of Ethics

We have adopted a code of ethics which applies to all our directors, officers and employees. A copy of our “Code of Ethics and Business Conduct for Officers, Directors and Employees” is filed with the Securities and Exchange Commission as Exhibit 14.1 of Form 8-K filed on September 20, 2007. In the event that we make any amendments to, or grant any waivers of, a provision of our Code of Ethics and Business Conduct for Officers, Directors and Employees that applies to the principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable Securities and Exchange Commission rules, we intend to disclose such amendment or waiver and the reasons therefor in a Form 8-K or in our next periodic report.

EXECUTIVE COMPENSATION

Due to the nature of the holding company structure, the Company does not currently have direct employment agreements. All relationships with personnel are presently under the subsidiary operating company, Lucas Energy Resources, Inc., and the Company anticipates that it shall continue to engage and pay employees and executives through the operating subsidiary and not through the parent.

The Company has no pension, insurance,, annuity,, stock options, profit sharing or similar benefit plans; however, the Company intends to adopt such plans in the near future. There are presently no personal benefits available for directors, officers or employees of the Company.

On March 20, 2007, the Company entered into employment agreements with James Cerna and William Sawyer (filed as exhibits 10.5 and 10.6, on Form 10-KSB for year ended March 31, 2007 filed on June 29, 2007).  Mr. Cerna's agreement is for a period of 3 years and provides for payment of $175,000 annually in exchange for Mr. Cerna's services as Chairman and Chief Executive Officer of the Company.  Furthermore, the Company irrevocably guarantees the payment of two years of Mr. Cerna's base salary plus bonus (minimum 15%) in the event of a termination of Mr. Cerna's employment with the Company pursuant to Section 5(a), 5(b), 5(c) or 5(e) of the employment agreement.

Mr. Sawyer's agreement is also for a period of 3 years and provides for payment of $150,000 annually in exchange for Mr. Sawyer's services as Chief Operating Officer of the Company.  Mr. Sawyer's agreement also guarantees the payment of one year of Mr. Sawyer's base salary plus bonus (minimum 15%) in the event of a termination of Mr. Sawyer's employment with the Company pursuant to Section 5(a), 5(b), 5(c) or 5(e) of the employment agreement.

Other key personnel involved in the actual operations of the Company's interests are typically paid on a contract basis or as sub-contractors of vendors and service providing companies not owned directly by the Company. Such sub-contracting engagement and per job payments are commonplace in the Company's business. The Company will continue to pay such service providers and third party contractors for running its operations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two fiscal years, there have been no transactions between us and any  officer,  director,  nominee  for election as director, or any shareholder owning greater than five percent (5%) of our outstanding shares, nor any member of the above referenced  individuals' immediate family, except as set forth below.

The James Cerna Revocable Trust, whose trustee is the Company's President and CEO, was party to the Share Exchange and Acquisition Agreement and has a direct material interest in the agreement commensurate with their present share ownership interest in the Company.

It is our  policy  that any  future  material  transactions  between us and members of management or their  affiliates  shall be on terms no less  favorable than those available from unaffiliated third parties.

Indemnification of Officers and Directors

The Nevada Statutes provide that we may indemnify our officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be our best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Conflicts of Interest

There will be occasions when the time requirements of our business conflict with the demands of the officers' other business and investment activities. These conflicts may require that we attempt to employ additional personnel. There is no assurance that the services of additional personnel will be available or that they can be obtained upon terms favorable to us.

Some of our officers and directors also are officers, directors, or both of other corporations. These companies may be in direct competition with us for available opportunities.

BENEFICIAL SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table provides information regarding own shares of outstanding Common Stock beneficially owned as of the date of this prospectus by (a) each person who is known to us to be the beneficial owner of more than 5% of any class of our outstanding voting securities, (b) each of our directors, (c) each of our Named Executive Officers, and (d) all of our directors and Named Executive Officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes a voting and investment power with respect to shares.  Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned, subject to community property laws where applicable.  Shares of Common Stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus, are deemed beneficially owned and outstanding from computing the percentage of the person holding such securities, but are not considered outstanding for computing the percentage of any other person.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	James J. Cerna Jr. Revocable Trust 520 S. El Camino Real,# 423 San Mateo, California 94402	3,377,210	11.34%
Common	William A. Sawyer 3000 Richmond Ave #400 Houston, Texas 77098	1,063,497	3.57%
Common	LGA, Inc. 377 S. Nevada St. Carson City, Nevada 89703	5,923,981	19.88%
Common	Eric Wold 3000 Richmond Ave #400 Houston, Texas 77098	290,096.97%
Common	Rick Schmid 3000 Richmond Ave. #400 Houston, Texas 77098	51,959.17%
Common	Malek A. Bohsali 2413A Potomac Drive Houston, Texas 77057	25,000.08%
Common	Peter Grunebaum 3000 Richmond Ave #400 Houston, Texas 77098	154,247.52%
Common	ALL EXECUTTIVE OFFICERS AND DIRECTORS AS A GROUP	4,962,009	16.66%

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation, with amendments, all of which have been filed as exhibits to our registration statement of which this prospectus is a part.  The material terms of such exhibits are disclosed herein.

Dividend Policy

Holders of common stock are entitled to dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore. We have never declared cash dividends on its common stock and our Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of our businesses. There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends.

Capital Structure

Our authorized capital consists of 110,000,000 shares of stock. We are authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of $0.001 par value preferred stock, which may be issued in series with such designations, preferences, stated values, rights, qualifications or limitations as determined by the Board of Directors. As of October 1, 2007, we had 40,279,406 shares of common stock outstanding and no shares of preferred stock outstanding. Holders of our common stock: (i) have general ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which stockholders may vote at all shareholder meetings. The common stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the common stock voting for election of directors can elect one hundred percent of our directors if they choose to do so.

Securities Purchase Agreement

The Securities Purchase Agreement provides for the purchase by the Investors and the sale by us of common stock and warrants to purchase shares of our Common Stock. The Securities Purchase Agreement contains representations and warranties made by us and the Investors which are typical for transactions of this type. The representations and warranties made by us in the Securities Purchase Agreement are qualified by reference to certain exceptions contained in disclosure schedules delivered to the Investors. Accordingly, the representations and warranties contained in the Securities Purchase Agreement should not be relied upon by third parties who do not have access to those disclosure schedules.

Warrants

The warrants entitle the holders thereof to purchase up to an aggregate of 12,042,196 shares of our Common Stock for a period of three (3) years, at an initial exercise price of $2.00 per share.

The warrants were issued to accredited investors in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 promulgated by the Commission thereunder.

Any brokers involved in the sales of these shares received a cash commission equal to 9% of the amount raised and warrants to purchase shares of restricted common stock equal to 9% of the number of shares sold by that broker.  Therefore, the Company issued an additional 939,131 warrants to purchase shares of restricted common stock at a price of $2.00 per share and $1,080,000 as commissions to the brokers.  The Company received total net proceeds of $10,920,000 from these share sales.  The shares were sold to accredited investors under the auspices of Rule 506 of Regulation D.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of our Directors for expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of having been our Director(s) or Officer(s), or of such other corporation, except, in relation to matter as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Dieterich & Mazarei, LP, of Los Angeles, California.

EXPERTS

Our consolidated financial statements as of and for the year ended March 31, 2007 appearing in this prospectus  have been audited by Malone & Bailey, PC, independent registered public accountants, as set forth on their report thereon appearing elsewhere in this prospectus, and are included in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing

Further, our financial statements as of March 31, 2006 and the related condensed consolidated statements of operations, stockholders' deficit and cash flows for period from inception on April 6, 2005 through the March 31, 2006 appearing in this prospectus and registration statement have been audited by Moore & Associates, Chartered, independent registered public accountants, as set forth on their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and as such we file annual, quarterly and current reports, and other information the SEC. Our filings are available to the public at the SEC’s web site at http://www.sec.gov. You may also read and copy any document with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1−800−SEC−0330.

We have filed a registration statement on Form SB−2 with the SEC under the Securities Act for the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement and its exhibits. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Lucas Energy, Inc.

Houston, Texas 77040

We have audited the accompanying consolidated balance sheet of Lucas Energy, Inc. as of March 31, 2007 and the related consolidated statement of operations, shareholders' equity, and cash flows for the year ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lucas Energy, Inc. as of March 31, 2007 and the results of its operations and its cash flows for the year ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Malone & Bailey, PC

www.malone-bailey.com

Houston, Texas

June 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MOORE & ASSOCIATES, CHARTERED

ACCOUNTANTS AND ADVISORS

PCAOB REGISTERED

To the Board of Directors

Lucas Energy, Inc

Houston, Texas

We have audited the accompanying  balance sheet of Lucas Energy, Inc. as of March 31, 2006,  and the related  statements of operations,  stockholders'  equity and cash flows for the period  from  inception  on April 6, 2005  through  March 31, 2006.  These  financial  statements  are  the  responsibility  of the  Company's management.  Our  responsibility  is to express  an  opinion on these  financial statements based on our audits.

We conducted  our audits in  accordance  with  standards  of the Public  Company Accounting Oversight Board (United States). Those standards require that we plan and  perform  the  audits to  obtain  reasonable  assurance  about  whether  the financial  statements  are free of  material  misstatement.  An  audit  includes examining,  on a test basis,  evidence supporting the amounts and disclosures in the  financial  statements.  An audit also  includes  assessing  the  accounting principles  used  and  significant  estimates  made  by  management,  as well as evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the financial position of Lucas Energy, Inc as of March 31,  2006 and the  results of its  operations  and its cash flows for the period from  inception on April 6, 2005  through  March 31, 2006,  in  conformity  with accounting principles generally accepted in the United States of America.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered

Las Vegas, Nevada

June 24, 2007

Lucas Energy, Inc. Consolidated Balance Sheets (Unaudited)
	September 30, 2007	March 31, 2007
CURRENT ASSETS
Cash	$ 4,987,370	$ 710,018
Marketable securities	83,000	-
Oil and gas receivable	196,398	131,485
Related party receivable	3,032	-
Note receivable	438,400	32,000
Other current assets	297,507	38,823

Total Current Assets	6,005,707	912,326

OIL AND GAS PROPERTIES, full cost method

Properties subject to amortization	14,450,008	9,623,745
Properties not subject to amortization	-	-
Accumulated depletion	(265,331)	(166,204)
Oil and Gas Properties, net	14,184,677	9,457,541

OTHER ASSETS	348,433	56,123

TOTAL ASSETS	$ 20,538,817	$ 10,425,990

CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 1,260,139	$ 386,004
Accrued interest payable	-	52,766
Total Current Liabilities	1,260,139	438,770

NON-CURRENT LIABILITIES

Note payable	-	2,300,000
Asset retirement obligation	126,986	111,022
Deferred tax liabilities	178,434	132,185
Total Liabilities	1,565,559	2,981,977

STOCKHOLDERS' EQUITY
Preferred stock, 10,000,000 shares authorized of $0.001 par value,
no shares issued and outstanding	-	-

Common stock, 100,000,000 shares authorized of $0.001 par value,
40,844,625 and 29,792,429 shares issued and outstanding	40,844	29,792
Additional paid-in capital	18,387,708	7,029,777
Retained earnings	471,706	384,444
Unrealized gain on marketable equity securities	73,000	-
Total Stockholders' Equity	18,973,258	7,444,013

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 20,538,817	$ 10,425,990

See notes to consolidated financial statements.

Lucas Energy, Inc.
Consolidated Statements of Operations
For the Three and Six Months Ended September 30, 2007 and 2006
(Unaudited)
	For the Three Months Ended September 30, 2007	For the Three Months Ended September 30, 2006	For the Six Months Ended September 30, 2007	For the Six Months Ended September 30, 2006
REVENUES

Oil and gas revenues	$ 431,673	$ 401,063	$ 926,487	$ 514,421
Consulting income	-	34,000	10,000	34,000
Total Revenues	431,673	435,063	936,487	548,421

EXPENSES

Lease operating expenses	121,537	65,719	307,141	104,800
Depreciation and depletion	51,889	106,360	107,074	127,818
General and administrative	197,978	49,300	353,010	81,664

Total Expenses	371,404	221,379	767,225	314,282

INCOME FROM OPERATIONS	60,269	213,684	169,262	234,139

OTHER INCOME (EXPENSES)
Gain on sale of assets	-	-	-	81,534
Interest income	62,383	2,546	66,126	4,160
Interest expense	(18,730)	(52,082)	(101,877)	(55,176)
Total Other Expenses	43,653	(49,536)	(35,751)	30,518

NET INCOME BEFORE INCOME TAXES	103,922	164,148	133,511	264,657

INCOME TAX EXPENSE	42,326	43,942	46,249	81,186

NET INCOME	$ 61,596	$ 120,206	$ 87,262	$ 183,471

UNREALIZED HOLDING GAIN ON MARKETABLE EQUITY SECURITIES	43,000	-	73,000	-

COMPREHENSIVE INCOME	$ 104,596	$ 120,206	$ 160,262	$ 183,471

INCOME PER SHARE – BASIC AND DILUTED	$ 0.00	$ 0.00	$ 0.00	$ 0.01

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC AND DILUTED	37,386,516	27,450,562	33,610,221	27,358,961

See notes to consolidated financial statements.

Lucas Energy, Inc.
Consolidated Statements of Stockholders' Equity
From the Three and Six Months Ending September 30, 2007
(Unaudited)

	Preferred Stock		Common Stock		Additional			Total
					Paid-In	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings	Accumulated Other Comprehensive Income
Balance, March 31, 2007	-	$ -	29,792,429	$ 29,792	$ 7,029,777	$384,444	$ -	$ 7,444,013

Unrealized gain on available for sale securities	-	-	-	-	-	-	30,000	30,000

Net income for the three months ended June 30, 2007	-	-	-	-	-	25,666		25,666

Comprehensive income	-	-	-	-	-	25,666	30,000	55,666

Balance, June 30, 2007	-	-	29,792,429	29,792	7,029,777	410,110	30,000	7,499,679

Common Stock issued for cash at $1.15 per share (net of proceeds)	-	-	11,052,196	11,052	11,357,931	-	-	11,368,983

Unrealized gain on available for sale securities							43,000	43,000

Net income for the three months ended September 30, 2007	-	-	-	-	-	61,596		61,596

Comprehensive income	-	-	-	-	-	61,596	43,000	104,596

Balance, September 30, 2007	-	$ -	40,844,625	$ 40,844	$18,387,708	$471,706	$ 73,000	$18,973,258

See notes to consolidated financial statements.

Lucas Energy, Inc.
Consolidated Statements of Cash Flows
For the Six Months Ended September 30, 2007 and 2006
(Unaudited)

	For the Six Months Ended September 30, 2007	For the Six Months Ended September 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 87,262	$ 183,471
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	107,074	127,818
Deferred taxes	46,249	-
Noncash interest on note receivable	(6,400)	-
Gain on sale of assets	-	(81,534)
Changes in operating assets and liabilities
Increase in accounts receivable	(64,913)	(119,207)
Increase in other current assets	(258,684)	(1,553)
Increase in other assets	(292,310)	(22,875)
Increase in related party receivable	(3,032)	-
Increase in accounts payable	812,143	252,393
Increase in accrued expenses	9,227	-

Net Cash Provided by Operating Activities	436,616	338,513

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of operating interest	-	302,975
Investments in marketable securities	(10,000)	-
Issuance of note receivable	(400,000)	-
Purchase of oil and gas properties	(4,818,247)	(3,366,758)

Net Cash Used in Investing Activities	(5,228,247)	(3,063,783)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from the sale of common stock	11,368,983	928,518
Proceeds of note payable	-	2,300,000
Repayment of note payable	(2,300,000)	(125,000)
Net cash Provided by Financing Activities	9,068,983	3,103,518

NET INCREASE IN CASH	4,277,352	378,248

CASH AT BEGINNING OF PERIOD	710,018	59,232

CASH AT END OF PERIOD	$ 4,987,370	$ 437,480

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID FOR:

Interest	$ 154,643	$ -
Income taxes	$ -	$ -

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for oil and gas properties	$ -	$ 550,000
Unrealized holding gain on available for sale securities	73,000	-
Increase in ARO liability	8,017	-

See notes to consolidated financial statements.

LUCAS ENERGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1.   Basis of Presentation

The accompanying unaudited interim consolidated financial statements of Lucas Energy, Inc. (“Lucas”) have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in Lucas’s annual report filed with the SEC on Form 10-KSB for the year ended March 31, 2007. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2007 as reported in Form 10-KSB have been omitted.

Note 2.   Organization and Business Operations

Lucas was originally incorporated in the State of Nevada on April 6, 2005 for the purpose of acquiring and operating certain oil and gas leases in the state of Texas.  Currently, Lucas operates forty-one separate oil and gas leases.  The business is conducted through its wholly-owned operating subsidiary, Lucas Energy Resources, Inc., which was incorporated on April 6, 2005 in Nevada.

Note 3.   Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lucas's financials are based on a number of significant estimates, including oil and gas reserve quantities which are the basis for the calculation of depreciation, depletion and impairment of oil and gas properties, and timing and costs associated with its retirement obligations.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and financial instruments which mature within three months of the date of purchase.

Marketable securities.

Marketable securities consist of an investment in the common stock of Solar Night, Inc.  Equity securities are classified as “available-for-sale” and are reported at fair value. The investment is publicly-traded and considered liquid.  The unrealized gains or losses on these securities, represented by net changes in the fair value of the security, are included in accumulated other comprehensive income as a separate component of shareholder’s equity unless the decline in value is deemed to be other-than-temporary, in which case securities are written down to fair value and the loss is charged to income.

Concentration of Credit Risk

Financial instruments that potentially subject Lucas to concentration of credit risk consist of cash. At September 30, 2007, Lucas had $4,887,370 in cash in excess of federally insured limits. Lucas maintains cash accounts only at large high quality financial institutions and Lucas believes the credit risk associated with cash held in banks is remote.

Lucas's receivables primarily consist of accounts receivable from oil and gas sales.  Accounts receivable are recorded at invoiced amount and generally do not bear interest.  Any allowance for doubtful accounts is based on management's estimate of the amount of probable losses due to the inability to collect from customers. As of September 30, 2007, no allowance for doubtful accounts has been recorded and none of the accounts receivable have been collateralized.

Fair Value of Financial Instruments

As at September 30, 2007, the fair value of cash and accounts and advances payable, including amounts due to and from related parties, approximate carrying values because of the short-term maturity of these instruments.

Oil and Gas Properties, Full Cost Method

Lucas uses the full cost method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells used to find proved reserves, and to drill and equip development wells including directly related overhead costs and related asset retirement costs are capitalized.

Under this method, all costs, including internal costs directly related to acquisition, exploration and development activities are capitalized as oil and gas property costs.  Properties not subject to amortization consist of exploration and development costs which are evaluated on a property-by-property basis. Amortization of these unproved property costs begins when the properties become proved or their values become impaired. Lucas assesses the realizability of unproved properties, if any, on at least an annual basis or when there has been an indication that impairment in value may have occurred.  Impairment of unproved properties is assessed based on management's intention with regard to future exploration and development of individually significant properties and the ability of Lucas to obtain funds to finance such exploration and development. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Costs of oil and gas properties are amortized using the units of production method.

Under full cost accounting rules for each cost center, capitalized costs of proved properties, less accumulated amortization and related deferred income taxes, shall not exceed an amount (the "cost ceiling") equal to the sum of (a) the present value of future net cash flows from estimated production of proved oil and gas reserves, based on current economic and operating condition, discounted at 10 percent, plus (b) the cost of properties not being amortized, plus (c) the lower of cost or estimated fair value of any unproved properties included in the costs being amortized, less (d) any income tax effects related to differences between the book and tax basis of the properties involved. If capitalized costs exceed this limit, the excess is charged as an impairment expense.

Asset Retirement Obligations

Lucas follows the provisions of Financial Accounting Standards Board Statement No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143). The fair value of an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. For Lucas, asset retirement obligations relate to the abandonment of oil and gas producing facilities. The amounts recognized are based upon numerous estimates and assumptions, including future retirement costs, future recoverable quantities of oil and gas, future inflation rates and the credit-adjusted risk-free interest rate.

Revenue Recognition

 Lucas recognizes oil and natural gas revenue under the sales method of accounting for its interests in producing wells as oil and natural gas is produced and sold from those wells. Oil and natural gas sold by Lucas is not significantly different from Lucas’s share of production.

Basic Income per Share of Common Stock

Basic and diluted net income per share calculations are presented in accordance with Financial Accounting Standards Statement 128 and are calculated on the basis of the weighted average number of common shares outstanding during the year. Common stock equivalents are excluded from the calculation when a loss is incurred as their effect would be anti-dilutive. The basic income per share of common stock is based on the weighted average number of shares issued and outstanding at the date of the financial statements.

Reclassification

Certain amounts in prior periods have been reclassified to conform to current period presentation.

Note 4. Notes Receivable

During the three months ended September 30, 2007, Lucas loaned $400,000 to a third party at an interest rate of 8% per annum with a six month term.  In the event the note is not paid by January 18, 2008 (the due date), the interest rate on the unpaid balance shall be 16% thereafter.

Note 5. Notes Payable

During the three months ended September 30, 2006, Lucas entered into a Promissory Note in the amount of $2,300,000 with an original maturity date of February 3, 2008. On June 25, 2007, the maturity date was extended to February 3, 2009. On July 20, 2007 the note was repaid in full.

Note 6. Warrants

In the second quarter, Lucas issued 11,052,196 Units in a private placement for $1.15 per Unit. Lucas received gross proceeds of $12,710,002 (net proceeds of $11,368,984 after placement costs).  Each Unit was comprised of one share of restricted common stock and one common stock purchase warrant.  Each warrant is exercisable at $2.00 per share of common stock for a period of 3 years.  The holders of the warrants, at their option, can exercise the warrants on a cashless basis.  Lucas issued 990,000 warrants to purchase common stock to the placement agents with an exercise price of $2.00 per share for a period of 3 years with a value of $1,230,426.

The relative fair value of the Common Stock and the Common Stock Purchase Warrants were as follows:

                                                                                            Relative Fair

    Description                                               Shares         Value Amount

    -----------                                                   ----------      -------------------

Common Stock                                         11,052,196       $ 4,828,385

Common Stock Purchase Warrants        11,052,196          6,540,599

                                                                                            ---------------

Total Proceeds                                                                     12,710,002

Placement fees                                                                    (1,339,534)

                                                                                            ---------------

Net Proceeds                                                                     $ 11,368,984

                                                                                        ===========

Note 6.  Subsequent Events

On October 25, 2007, Lucas Energy exchanged its 25% working interest in the ApClark prospect, an oil and gas property covering approximately 6,700 acres located in the ApClark field in Southwestern Borden County, Texas, for 3,000,000 shares valued at approximately $800,000 of Bonanza Oil & Gas, Inc. representing a 24.6% stake in the company. Bonanza Oil & Gas, Inc. is a publicly-held oil and gas company led by a team of industry veterans and holds assets ranging from wholly owned prospects to working interests in producing oil wells as well as a large seismic library.  Lucas will account for the shares of Bonanza Oil & Gas, Inc. using the equity method of accounting.

 LUCAS ENERGY, INC.

Consolidated Balance Sheets

For the Fiscal Years Ended March 31, 2007 and 2006

	March 31, 2007	March 31, 2006

CURRENT ASSETS
Cash	$ 710,018	$ 59,232
Oil and gas receivable	131,485	30,222
Other current assets	70,823	8,614

Total Current Assets	912,326	98,068

OIL AND GAS PROPERTIES, full cost method

Properties subject to amortization	9,623,745	570,012
Properties not subject to amortization	-	61,255
Accumulated depletion	(166,204)	(38,815)
Oil and Gas Properties, net	9,457,541	592,452

OTHER ASSETS

Long-term deposits and bonds	56,123	30,266

Total Other Assets	56,123	30,266

TOTAL ASSETS	$ 10,425,990	$ 720,786

CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 386,004	$ 42,045
Income taxes payable	-	-
Accrued interest payable	52,766	-
Total Current Liabilities	438,770	42,045

NON-CURRENT LIABILITIES

Note payable	$ 2,300,000	$ 125,000
Asset retirement obligation	111,022	-
Deferred tax liabilities	132,185	4,845
Total Liabilities	2,981,977	171,890

STOCKHOLDERS' EQUITY
Preferred stock, 10,000,000 shares authorized of $0.001 par value,
no and 344,250 shares issued and outstanding, respectively	-	344
Common stock, 100,000,000 shares authorized of $0.001 par value,
29,792,429 and 19,200,000 shares issued and outstanding, respectively	29,792	19,200
Additional paid-in capital	7,029,777	467,036
Retained earnings	384,444	62,316

Total Stockholders' Equity	7,444,013	548,896

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,425,990	$ 720,786

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS ENERGY, INC.

Consolidated Statements of Operations

For the Fiscal Year Ended March 31, 2007 and

From Inception on April 6, 2005 through March 31, 2006

	For the Year Ended March 31, 2007	From Inception on April 6, 2005 through March 31, 2006

REVENUES

Oil and gas revenues	$ 1,296,084	$ 302,500
Consulting income	34,000	-
Total Revenues	1,330,084	302,500

EXPENSES

Lease operating expenses	313,004	132,798
Depreciation and depletion	153,903	38,815
Professional fees	35,119	24,181
General and administrative	173,276	31,259

Total Expenses	675,302	227,053

INCOME FROM OPERATIONS	654,782	75,447

OTHER INCOME (EXPENSES)
Interest income	17,297	11
Interest expense	(222,611)	(8,297)
Total Other Expenses	(205,314)	(8,286)

NET INCOME BEFORE INCOME TAXES	449,468	67,161

INCOME TAX EXPENSE	127,340	4,845

NET INCOME	$ 322,128	$ 62,316

BASIC INCOME PER SHARE	$ 0.01	$ 0.00

FULLY DILUTED INCOME PER SHARE	$ 0.01	$ 0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	27,984,165	19,200,000

FULLY DILUTED AVERAGE NUMBER OF SHARES OUTSTANDING	27,984,165	21,800,011

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS ENERGY, INC.

Consolidated Statements of Stockholders' Equity

From Inception (April 6, 2005) to March 31, 2006 and

for the Twelve Months Ended March 31, 2007

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount

Balance at inception on April 6, 2005	-	$ -	-	$ -	$ -	$ -	$ -

Common shares issued for cash at $0.0044 per share	-	-	12,480,000	12,480	42,520	-	55,000

Common shares issued for cash at $0.033 per share	-	-	6,720,000	6,720	218,310	-	225,030

Preferred shares issued for cash at $0.60 per share	325,000	325	-	-	194,675	-	195,000

Preferred shares issued for services rendered at $0.60 per share	19,250	19	-	-	11,531	-	11,550

Net income for the period from inception through March 31, 2006	-	-	-	-	-	62,316	62,316

Balance, March 31, 2006	344,250	344	19,200,000	19,200	467,036	62,316	548,896

Recapitalization	-	-	3,540,002	3,540	(3,540)	-	-

Conversion of preferred stock	(344,250)	(344)	2,600,011	2,600	(2,256)	-	-

Common shares issued for cash at $0.50 per share	-	-	1,980,000	1,980	988,020	-	990,000

Stock issuance costs	-	-	-	-	(61,482)	-	(61,482)

Common stock issued for wells at $2.50 per share	-	-	220,000	220	549,780	-	550,000

Common stock issued for cash at $1.45 per share	-	-	311,381	311	451,189	-	451,500

Stock issuance costs	-	-	-	-	(8,160)	-	(8,160)

Common shares issued to wells at $2.65 per share	-	-	1,600,000	1,600	4,238,400	-	4,240,000

Common shares issued for cash at $1.45 per share	-	-	323,104	323	468,177	-	468,500

Common shares issued for services at $2.70 per share	-	-	17,931	18	48,396	-	48,414

Stock issuance costs	-	-	-	-	(105,783)	-	(105,783)

Net income for the year ended March 31, 2007	-	-	-	-	-	322,128	322,128

Balance, March 31, 2007	-	$ -	29,792,429	$ 29,792	$ 7,029,777	$ 384,444	$ 7,444,013

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS ENERGY, INC.

Consolidated Statements of Cash Flows

For the Fiscal Year Ended March 31, 2007 and

From Inception on April 6, 2005 through March 31, 2006

	For the Year Ended March 31, 2007	From Inception on April 6, 2005 through March 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 322,128	$ 62,316
Adjustments to reconcile net income to net cash used by operating activities:
Preferred stock issued for services	-	11,550
Depreciation and depletion	153,903	38,815

Changes in operating assets and liabilities
Increase in accounts receivable	(101,263)	(30,222)
Increase in other current assets	(62,209)	(8,614)
Increase in other assets	(25,857)	(30,266)
Increase in accounts payable and accrued expenses	524,064	46,890

Net Cash Provided by Operating Activities	810,766	90,469

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of oil and gas properties	741,508	147,539
Purchase of oil and gas property and equipment	(4,859,477)	(778,806)

Net Cash Used by Investing Activities	(4,117,969)	(631,267)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from the sale of common stock	1,936,000	280,030
Proceeds from the sale of preferred stock	-	195,000
Payment of stock offering costs	(153,011)	-
Repayment of note payable	(125,000)	(150,000)
Proceeds from note payable	2,300,000	275,000

Net cash Provided by Financing Activities	3,957,989	600,030

NET INCREASE IN CASH	650,786	59,232

CASH AT BEGINNING OF PERIOD	59,232	-

CASH AT END OF PERIOD	$ 710,018	$ 59,232

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID FOR:

Interest	$ 169,845	$ -
Income taxes	$ -	$ -

NON-CASH INVESTING AND FINANCING ACTIVITIES

Preferred stock issued for services	$ -	$ 11,550
Common stock issued to acquire oil and gas properties	$ 4,790,000	$ -
Asset retirement obligations incurred	$ 96,956	$ -
Conversion of preferred stock	$ 2,600	$ -
Recapitalization	$ 3,540	$ -

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS ENERGY, INC.

Notes to Consolidated Financial Statements

For the Year Ended March 31, 2007

NOTE 1 – ORGANIZATION AND HISTORY

Lucas Energy, Inc. (“Lucas”) was originally incorporated in the State of Nevada on April 6, 2005 for the purpose of acquiring and operating certain oil and gas leases in the state of Texas.  Currently, Lucas operates forty-one separate oil and gas leases.  The business is conducted through its wholly-owned operating subsidiary, Lucas Energy Resources, Inc., which was incorporated on April 6, 2005 in Nevada.

On May 19, 2006, Lucas Energy, Inc., formerly known as, Panorama Investments, Corp. (the "Company" or "Lucas Energy") entered into an Acquisition and Share Exchange Agreement (the "Acquisition Agreement"), pursuant to which the Company has acquired, through an exchange transaction, all of the issued and outstanding capital stock of privately held, Lucas Energy Resources, Inc., formerly known as Lucas Energy, Inc. ("Lucas Energy Resources"), from Lucas Energy Resources' shareholders. The transaction was completed on June 16, 2006. In conjunction with the transaction, Lucas Energy, Inc., has Amended its Articles of Incorporation to change the Company's name, has forward split its common stock on a 2.4 to 1 ratio, and has changed its trading symbol on the OTC-BB to "LUCE".

The terms of the Acquisition Agreement required that of all of the Lucas Energy Resources shareholders agree to exchange their shares, including preferred and common classes, for an aggregate of 21,800,011 (forward split adjusted) Lucas Energy common shares. 3,540,002 shares were retained by the shareholders of the predecessor company bringing the total outstanding shares to 25,340,013 upon close of the transaction.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lucas's financials are based on a number of significant estimates, including oil and gas reserve quantities which are the basis for the calculation of depreciation, depletion and impairment of oil and gas properties, and timing and costs associated with its retirement obligations.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and financial instruments which mature within three months of the date of purchase.

Concentration of Credit Risk

Financial instruments that potentially subject Lucas to concentration of credit risk consist of cash. At March 31, 2007, Lucas had $543,943 in cash in excess of federally insured limits. Lucas maintains cash accounts only at large high quality financial institutions and Lucas believes the credit risk associated with cash is remote.

Lucas's receivables primarily consist of accounts receivable from oil and gas sales.  Accounts receivable are recorded at invoiced amount and generally do not bear interest.  Any allowance for doubtful accounts is based on management's estimate of the amount of probable losses due to the inability to collect from customers. As of March 31, 2007, no allowance for doubtful accounts has been recorded and none of the accounts receivable have been collateralized.

Fair Value of Financial Instruments

As at March 31, 2007, the fair value of cash and accounts and advances payable, including amounts due to and from related parties, approximate carrying values because of the short-term maturity of these instruments.

Oil and Gas Properties, Full Cost Method

Lucas uses the full cost method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells used to find proved reserves, and to drill and equip development wells including directly related overhead costs and related asset retirement costs are capitalized.

Under this method, all costs, including internal costs directly related to acquisition, exploration and development activities are capitalizable as oil and gas property costs.  Properties not subject to amortization consist of exploration and development costs which are evaluated on a property-by-property basis. Amortization of these unproved property costs begins when the properties become proved or their values become impaired. Lucas assesses the realizability of unproved properties, if any, on at least an annual basis or when there has been an indication that impairment in value may have occurred.  Impairment of unproved properties is assessed based on management's intention with regard to future exploration and development of individually significant properties and the ability of Lucas to obtain funds to finance such exploration and development. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Asset Retirement Obligations

Lucas follows the provisions of Financial Accounting Standards Board Statement No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143). The fair value of an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. For Lucas, asset retirement obligations relate to the abandonment of oil and gas producing facilities. The amounts recognized are based upon numerous estimates and assumptions, including future retirement costs, future recoverable quantities of oil and gas, future inflation rates and the credit-adjusted risk-free interest rate.

Costs of oil and gas properties are amortized using the units of production method. Amortization expense calculated per equivalent physical unit of production amounted to $1.00 and $0.89 for the years ended March 31, 2007 and 2006, respectively.

Under full cost accounting rules for each cost center, capitalized costs of proved properties, less accumulated amortization and related deferred income taxes, shall not exceed an amount (the "cost ceiling") equal to the sum of (a) the present value of future net cash flows from estimated production of proved oil and gas reserves, based on current economic and operating condition, discounted at 10 percent, plus (b) the cost of properties not being amortized, plus (c) the lower of cost or estimated fair value of any unproved properties included in the costs being amortized, less (d) any income tax effects related to differences between the book and tax basis of the properties involved. If capitalized costs exceed this limit, the excess is charged as an impairment expense.

Revenue Recognition

Lucas recognizes oil and natural gas revenue under the sales method of accounting for its interests in producing wells as oil and natural gas is produced and sold from those wells. Oil and natural gas sold by Lucas is not significantly different from Lucas’s share of production.

Basic Income per Share of Common Stock

Basic and diluted net loss per share calculations are presented in accordance with Financial Accounting Standards Statement 128 and are calculated on the basis of the weighted average number of common shares outstanding during the year. Common stock equivalents are excluded from the calculation when a loss is incurred as their effect would be anti-dilutive. The basic income per share of common stock is based on the weighted average number of shares issued and outstanding at the date of the financial statements.

	For the Year Ended March 31, 2007	From Inception on April 6, 2005 to March 31, 2006
Numerator:
Net Income	$ 322,218	$ 62,316

Basic Income Per Share	$ 0.01	$ 0.00

Denominator - weighted average shares	27,984,165	19,200,000

Fully Diluted Income Per Share	$ 0.01	$ 0.00

Denominator - fully diluted weighted average shares	27,984,165	21,800,011

Lucas’s shares of preferred stock were convertible to common stock on a one share for one share basis. Accordingly, the preferred shares are common stock equivalents for purposes of computing the fully diluted income per share.

Recent Accounting Pronouncements

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109, ("FIN 48").  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. We are currently evaluating the statement and have not yet determined the impact of such on our financial statements.

SFAS No. 157, Fair Value Measurement, ("SFAS 157"). This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company's mark-to-model value. SFAS 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We are currently evaluating this statement and have not yet determined the impact of such on our financial statements. We plan to adopt this statement when required at the start of our fiscal year beginning April 1, 2007.

NOTE 3 – ACQUISITIONS AND DISPOSITIONS OF OIL AND GAS PROPERTIES

Purchase of Griffin Lease

On February 24, 2007, Lucas completed the acquisition of the Griffin Lease. The Griffin Lease encompasses approximately 498 acres in the area of Gonzales, Texas.  The acreage is in the G.W. Barnett Survey, A-110, Gonzales County, Texas and has 5 existing wells, 3 active and 2 plugged.  All of the active wells are suitable for workover by Lucas.  Lucas is analyzing the possibility of any further expansion or exploration of the lease, but has formed no opinion at this time with respect to further drilling.  The acquisition price was a 20% overriding royalty given to the mineral rights owner.

Purchase of Delphic Oil Co., LLC

On December 20, 2006, Lucas entered into a Stock Purchase Agreement (the "Agreement") with The Delphic Oil Co., LLC, a Florida Limited Liability Company ("Delphic").  Pursuant to the terms of the Agreement, Lucas agreed to purchase six oil wells located in Gonzales, Texas (the "Delphic Assets").  The Delphic Assets represent 4 leasehold properties with a total of 1172.29 acres.  The Delphic Assets include six wells, four of which are operating and two additional wells which are currently shut-in and awaiting workover.  The properties also contain additional acreage with offset drilling locations. The terms of the transaction included all assets of Delphic in exchange for 1.6 million shares of Lucas's restricted common stock, valued at $2.65 per share, or $4.24 million.

Purchase of Wilson Wells and Properties

On August 8, 2006, Lucas acquired leases, wells and equipment on nine oil properties in Texas. The oil leases were acquired from the Wilson Oil & Gas Company, in Texas for $2.75 million. Lucas Energy paid $2,200,000 in cash and 220,000 shares of Lucas's restricted common stock valued at $2.50 a share, or $550,000. Wilson Oil & Gas will retain a royalty interest averaging approximately 2% in the well production.

Disposition of Properties

During the period, Lucas sold two of its non-core assets.  A $83,727 gain was realized through the sale of the Big Creek Dome and Bracero properties and was recorded as a reduction in oil and gas properties in accordance with the full cost method of accounting for the sale of oil and gas properties.

NOTE 4 – ASSET RETIREMENT OBLIGATIONS

In accordance with SFAS 143, “Accounting for Asset Retirement Obligations” Lucas records the fair value of a liability for asset retirement obligations (“ARO”) in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The present value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset and is depreciated over the useful life of the asset. Lucas accrues an abandonment liability associated with its oil and gas wells when those assets are placed in service. The ARO is recorded at its estimated fair value and accretion is recognized over time as the discounted liability is accreted to its expected settlement value. Fair value is determined by using the expected future cash outflows discounted at Lucas's credit-adjusted risk-free interest rate. No market risk premium has been included in Lucas's calculation of the ARO balance.  Lucas recorded $96,959 of asset retirement obligations in 2007 and $14,066 of accretion expense.

NOTE 5 – NOTES PAYABLE

During the period ended September 30, 2006, Lucas entered into a Promissory Note in the amount of $2,300,000 with an original maturity date of February 3, 2008.  On June 25, 2007, the maturity date was extended to February 3, 2009.  The note bears interest at a rate of 14.5% per annum due quarterly.  The note is held by private investors and is secured by the assets acquired from the Wilson Oil and Gas Company on August 8, 2006.  Accrued interest on the note at March 31, 2007 totaled $52,766.

NOTE 6 – COMMON STOCK ACTIVITY

On May 19, 2006, Lucas entered into an Acquisition and Share Exchange Agreement (the "Acquisition Agreement"), pursuant to which Lucas acquired, through an exchange transaction, all of the issued and outstanding capital stock of privately held, Lucas Energy Resources, Inc., formerly known as Lucas Energy, Inc. ("Lucas Energy Resources"), from Lucas Energy Resources' shareholders. The transaction was completed on June 16, 2006.

The terms of the Acquisition Agreement required that all the Lucas Energy Resources shareholders exchange their preferred and common shares, for an aggregate of 21,800,011 of Lucas’s common shares. The transaction required transfer of 2,640,000 outstanding "control" shares to Lucas Energy Resources' private shareholders and required the issuance of an additional 19,160,011 shares to Lucas Energy Resources' private shareholders, for a total new issuance relating to the transaction of 21,800,011 common shares. 3,540,002 shares were retained by the shareholders of the predecessor company bringing the total outstanding shares to 25,340,013 upon close of the transaction.

In April 2005, Lucas issued 12,480,000 shares of its common stock at $0.0044 per share for gross cash proceeds of $55,000.

In May 2005, Lucas issued 6,720,000 shares at $0.033 per share for gross cash proceeds of $225,030.

In May 2005, Lucas issued 19,250 shares of preferred stock for services rendered at $0.60 per share.

In December 2005, Lucas issued 325,000 shares of preferred stock at $0.60 per share for gross proceeds of $195,000 ($195,000 net proceeds).

In May 2006, Lucas completed a private placement of 1,980,000 shares of its common stock at $0.50 per share for gross cash proceeds of $990,000 ($928,518 net proceeds after offering costs).

In August 2006, Lucas issued 220,000 shares of its common stock valued at $2.50 per share for interests in 9 oil properties.

In December 2006, Lucas completed a private placement of 311,381 shares of its common stock at $1.45 per share for gross cash proceeds of $451,500 ($443,340 net proceeds after offering costs).

In December 2006, Lucas issued 1,600,000 shares of its common stock valued at $2.65 per share, or $4.24 million, for interests in several oil properties.

In February 2007, Lucas completed a private placement of 341,035 shares of its common stock at $1.45 per share for gross cash proceeds of $494,500 ($388,717 net proceeds after offering costs).

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lucas Energy, Inc. leases 1,500 square feet of office space in Houston, Texas that serves as its corporate office. The lease is at market rates and is month to month.

Total rent expense was $25,380 for the year ended March 31, 2007 and $5,240 for the year ended March 31, 2006.

As of March 31, 2007, Lucas had drilling commitments of $0 for drilling and completion of wells in progress.

NOTE 8 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and accrued tax liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Components of tax expense are as follows:

	March 31, 2007	March 31, 2006
Federal
Current	$ 114,337	$ 4,845
Deferred	13,003	-
State	-	-

Income tax expense	$ 127,340	$ 4,845

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 34% to pretax income operations for the years ended March 31, 2007 and 2006 due to the following:

	March 31, 2007	March 31, 2006
Income tax expense at statutory rate of 34%	$ 152,819	$ 10,074
Intangible drilling costs	(13,003)	-
Excess of percentage depletion
over book depletion	(12,476)	(5,229)

Income tax expense	$ 127,340	$ 4,845

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for tax purposes. Significant components of the Company’s consolidated deferred tax assets (liabilities) are as follows:

Deferred tax liabilities:
Intangible drilling costs	$ 13,003	$ -
Depletion expense	$ 119,182	$ 4,845
Deferred tax assets:	None	None

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES

(UNAUDITED)

   (1)        Capitalized Costs Relating to Oil and Gas Producing Activities:

	At March 31, 2007	At March 31, 2006

Proved oil and gas producing properties and related lease and well equipment	$ 9,623,745	$ 631,267
Unproved oil and gas properties	-	-
Accumulated depreciation and depletion	(166,204)	(38,815)

Net Capitalized Costs	$ 9,457,541	$ 592,452

   (2)       Costs Incurred in Oil and Gas Property Acquisition, Exploration, and Development Activities:

	March 31, 2007	From Inception to March 31, 2006
Acquisition of Properties
Proved	$ 8,076,683	$ 713,602
Unproved	-	-
Exploration Costs	-	-
Development Costs	$ 1,542,783	$ 65,204

All operations of Lucas are located in the United States.

     (3)      Results of Operations for Producing Activities:

	For the Year Ended March 31, 2007	From Inception to March 31, 2006

Sales	$ 1,296,084	$ 302,500
Production costs	(313,004)	(132,798)
Depreciation and depletion	(153,903)	(38,815)
Income tax expense	(127,340)	(4,845)

Results of operations for producing activities
(excluding corporate overhead and interest costs)	$ 701,837	$ 126,042

 (4)     Reserve Quantity Information

	Oil BBL	Gas MCF

Proved developed and undeveloped reserves inception on April 6, 2005	-	-
Revisions of previous estimates for improved recovery	-	-
Purchases of minerals in place	83,530	-
Extensions and discoveries	21,983	52,792
Production	(5,940)	-
Sales of minerals in place	-	-

March 31, 2006	99,573	52,792
Revisions of previous estimates for improved recovery	1,356,488	(9,320)
Purchases of minerals in place	147,992	-
Extensions and discoveries	-	-
Production	(21,513)	(1,942)
Sales of minerals in place	-	-

March 31, 2007	1,582,540	41,530

         Proved developed reserves:

                                                                                                                                Oil                          Gas

                                                                                                                               BBL                          CF     .

                March 31, 2006                                                                                      99,573                     52,792

                March 31, 2007                                                                                 1,582,540                     41,530

During the period from inception on April 6, 2005 through March 31, 2007, Lucas had reserve studies and estimates prepared on its various properties.  The difficulties and uncertainties involved in estimating proved oil and gas reserves makes comparisons between companies difficult.  Estimation of reserve quantities is subject to wide fluctuations because it is dependent on judgmental interpretation of geological and geophysical data.

 (5)         Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	March 31, 2007	March 31, 2006

Future cash inflows	$104,664,080	$ 6,205,374
Future production, development costs and income tax expense	(37,300,500)	(2,566,128)

Future net cash flows	67,363,580	3,639,246
Discounted for estimated timing of cash flows	(31,422,260)	(1,430,830)
Standardized measure of discounted future net cash flows	$35,941,320	$ 2,208,416

Future income taxes were determined by applying the statutory income tax rate to future pre-tax net cash flow relating to proved reserves.

The following schedule summarizes changes in the standardized measure of discounted future net cash flow relating to proved oil and gas reserves:

	For the Year Ended March 31, 2007	From Inception to March 31, 2006

Standardized measure, beginning of period	$2,208,416	$ -
Oil and gas sales, net of production costs	(1,024,628)	(169,702)
Sales of mineral in place	(619,131)	(147,539)
Purchases	9,619,480	2,038,099
Net change due to revisions in quantity estimates	25,767,183	487,558
Accretion of discount items	-	-

Standardized measure, end of period	$35,941,320	$ 2,208,416

The above schedules relating to proved oil and gas reserves, standardized measure of discounted future net cash flows and changes in the standardized measure of discounted future net cash flows have their foundation in engineering estimates of future net revenues that are derived from proved reserves and prepared using the prevailing economic conditions. These reserve estimates are made from evaluations conducted by independent geologists, of such properties and will be periodically reviewed based upon updated geological and production data.  Estimates of proved reserves are inherently imprecise.  The above standardized measure does not include any restoration costs due to the fact Lucas does not own the land.

Subsequent development and production of Lucas's reserves will necessitate revising the present estimates.  In addition, information provided in the above schedules does not provide definitive information as the results of any particular year but, rather, helps explain and demonstrate the impact of major factors affecting Lucas's oil and gas producing activities.  Therefore, Lucas suggests that all of the aforementioned factors concerning assumptions and concepts should be taken into consideration when reviewing and analyzing this information.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

The Nevada General Corporation Laws (the "Laws") and our certificate of incorporation and bylaws provide for indemnification of our directors for expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of having been our director(s) or officer(s), or of such other corporation, except, in relation to matter as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

Our bylaws provide for indemnification of our officers, directors, employees and agents to the fullest extent of the Laws.  Our certificate of incorporation provides that none of our directors shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

        -        for any breach of the director's duty of loyalty to the Company or its shareholders;

        -        for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

        -        under Section 1053 of the Securities Act, or

        -        for any transaction from which the director derived an improper personal benefit.

Specifically, our directors are indemnified and held harmless by the Company to the fullest extent authorized by the Act, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered.  The right to indemnification includes the right to be paid by the Company the expenses incurred in defending and such proceeding in advance of its final disposition, provided that the indemnified person undertake to repay all amounts so advanced if he or she is ultimately be determined by final judicial decision from which there is no further right to appeal that he or she is not entitled to be indemnified for such expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 27.  Exhibits.

Exhibit Number	Description
Exhibit 3.1	Articles of Incorporation*
Exhibit 3.2	By-laws*
Exhibit 5.1	Form of opinion of Dieterich & Mazarei, LP*
Exhibit 10.1	Contract with SMC*
Exhibit 10.2	Consignment Agreement*
Exhibit 10.3	Stock Purchase Agreement between Lucas Energy, Inc. and The Delphic Oil Co., LLC, dated December 20, 2006*
Exhibit 10.4	Oil, Gas and Mineral Lease between Lucas Energy, Inc. and Griffin, filed of record on February 23, 2007*
Exhibit 10.5	Employment Agreement between Lucas Energy, Inc. and James J. Cerna, dated March 20, 2007*
Exhibit 10.6	Employment Agreement between Lucas Energy, Inc. and William A. Sawyer, dated March 20, 2007*
Exhibit 23.1	Form of consent of Dieterich & Mazarei, LP (included with Exhibit 5.1)*
Exhibit 23.2	Consent of Malone & Bailey, PC*
Exhibit 23.3	Consent of Moore & Associates Chartered*

* Incorporated by reference to previous filing with the United States Securities and Exchange Commission

Item 28.  Undertakings.

The undersigned registrant hereby undertakes to:

(1)         File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)                                     Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii)                                  Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(iii)                               Include any additional or changed material information on the plan of distribution.

(2)           For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)           File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)           For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)            Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)          The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)          Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

* Filed herewith

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Houston, Texas on November 20, 2007.

LUCAS ENERGY, INC.

By:	/s/ James J. Cerna
James J. Cerna
Chief Executive Officer, President and Director

By:	/s/ Malek Bohsali
Malek Bohsali
Chief Financial Officer, Principal Accounting Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James J. Cerna and Malek Bohsali, and each of them acting alone, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ James J. Cerna
James J. Cerna	Chief Executive Officer, President	December 7, 2007
and Director

/s/ Malek Bohsali	Chief Financial Officer, Principal Accounting Officer	December 7, 2007
Malek Bohsali

/s/ William A. Sawyer
William A. Sawyer	Chief Operating Officer	December 7, 2007
and Director

/s/ Eric Wold
Eric Wold	Director	December 7, 2007

/s/ Rick Schmid
Rick Schmid	Director	December 7, 2007

/s/ Peter K. Grunebaum
Peter K. Grunebaum	Director	December 7, 2007